UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DOCOMO, INC.’S COMMENCEMENT OF A TENDER OFFER FOR RADISHBO-YA CO., LTD. COMMON SHARES AND STOCK ACQUISITION RIGHTS

On January 30, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the commencement of a tender offer by NTT DOCOMO, INC., a subsidiary of NTT, for Radishbo-ya Co., Ltd.’s common shares and stock acquisition rights. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: January 30, 2012

January 30, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DOCOMO, INC.’S COMMENCEMENT OF A TENDER OFFER

FOR RADISHBO-YA CO., LTD. COMMON SHARES AND STOCK ACQUISITION RIGHTS

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today its decision, adopted at its Board of Directors’ meeting held today, to acquire common shares and stock acquisition rights in Radishbo-ya Co., Ltd. (Code Number: 3146, JASDAQ Standard Market of the Osaka Securities Exchange) through a tender offer. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact:

Takayuki Kimura or Yusuke Aida
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

January 30, 2012

Notice Regarding Commencement of Tender Offer for Radishbo-ya Co., Ltd. Common Shares and Stock Acquisition Rights

NTT DOCOMO, INC. (the “Company” or the “Offeror”) hereby provides notice that on January 30, 2012, its Board of Directors decided to initiate a tender offer (the “Tender Offer”) for the common shares and stock acquisition rights (the “Stock Acquisition Rights” collectively referring to (1) Series 2 Stock Acquisition Rights issued in accordance with a resolution approved at Radishbo-ya Co., Ltd.’s (the “Target Company”, Osaka Securities Exchange JASDAQ Standard Market (“JASDAQ”) code 3146) extraordinary shareholders meeting and Board of Directors’ meeting held on July 25, 2005 (“Series 2 Stock Acquisition Rights”), (2) Series 3 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting held on July 25, 2005 and the Board of Directors’ meeting of the Target Company held on November 29, 2005 (“Series 3 Stock Acquisition Rights”), (3) Series 4 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting and Board of Directors’ meeting held on February 16, 2007 (“Series 4 Stock Acquisition Rights”), (4) Series 5 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting and Board of Directors’ meeting held on February 16, 2007 (“Series 5 Stock Acquisition Rights”), and (5) Series 6 Stock Acquisition Rights issued in accordance with a resolution approved at the Target Company’s extraordinary shareholders meeting held on February 16, 2007 (“Series 6 Stock Acquisition Rights”)) of the Target Company, as described below.

***

1. Purpose of the Tender Offer

(1)	Description of the Tender Offer

On January 30, 2012, the Company’s Board of Directors decided to conduct the Tender Offer for all of the Target Company’s outstanding common shares listed on JASDAQ (except the treasury stock owned by the Target Company) as well as all of the Stock Acquisition Rights, with the objective of converting the Target Company into a wholly-owned subsidiary of the Company (which includes the situation where the Company and Lawson, Inc. own the entirety of the Target Company’s issued shares in the event that Lawson, Inc. invests into the Target Company as described under “(2) Background and purpose for executing the Tender Offer, and decision-making process leading to the Tender Offer” below). The Company intends to execute the Share Acquisition Procedures (as defined in the “(4) Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)” below; the same shall apply hereinafter) if the total number of the Target Company’s common shares subscribed to in the Tender Offer is equal to or greater than two thirds (i.e., more than 4,441,345 subscribed shares) (“Subscription Ratio”) of the number of shares obtained by deducting (x) the amount of treasury stock held by the Target Company as of November 30, 2011, as stated in the third quarter report for the 24th period (277,300 shares), submitted by the Target Company on January 13, 2012, from (y) the total number of common shares issued by the Target Company as of November 30, 2011, as stated in the same quarterly report (6,939,317 shares), by deeming that, in such event, the Target Company shareholders have satisfactorily agreed to the execution of the Share Acquisition Procedures (for further details, please refer to “(4) Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)” below).

The minimum number of shares to be purchased through the Tender Offer is 3,706,600 shares (using 51% as the proportion (“interest”) of the total of the number of the Target Company’s outstanding common shares (6,939,317 shares) as of November 30, 2011, as stated in the third quarter report for the 24th business period submitted by the Target Company on January 13, 2012, and the number of the Target Company’s common shares (328,500 shares) underlying the Stock Acquisition Rights (3,285 rights) in existence as of November 30, 2011, as stated in the same quarterly report (7,267,817 shares; “fully diluted total number of shares”), with this proportion rounded to the nearest second decimal place (likewise for other calculations herein, except where specifically stated otherwise)), and if the number of shares tendered is less than this minimum number, the tendered shares will not be purchased in their entirety. There is no specified maximum number of shares to be purchased through the Tender Offer, and if the total number of shares tendered exceeds the minimum number specified, the Company will purchase the tendered shares in their entirety.

On January 30, 2012, the Company entered into a tender agreement (the “Tender Agreement”) with the Target Company’s largest shareholder, JAFCO Co. Buyout No. 2 Toushi Jigyou Yugen Sekinin Kumiai (“MBO2”), which owns 3,238,229 shares (a 44.56% interest) of the Target Company’s common shares, and with JAFCO Co. Buyout No. 2 Investment Limited Partnership (Cayman) L.P. (“JBO2”), which owns 134,926 shares (a 1.86% interest) of the Target Company’s common shares (hereafter these two shareholders are collectively referred to as the “Target Company’s Major Shareholders”), under which the Target Company’s Major Shareholders have agreed to tender the entirety of their holdings of the Target Company’s common shares through the Tender Offer (See “(6) Material agreements between the Offeror and the Target Company’s shareholders in connection with the Tender Offer” below for a summary of the Tender Agreement).

Furthermore, according to the “Statement of Support for Tender Offer for Radishbo-ya Co., Ltd.’s Shares by NTT DOCOMO, INC.” released by the Target Company on January 30, 2012, the Target Company determined, upon comprehensively taking into account such matters as the merits of the Tender Offer and the significance of maintaining the listing of the Target Company’s shares, that an attempt to achieve early accomplishment and maximize the synergy effects with the Company by becoming its subsidiary will lead to an improvement in the corporate value of the Target Company and the Company as well as to continuous development, and will contribute to the benefits of the respective stakeholders of both companies. In addition, as stated below in “2) Measures taken by the Target Company” under “(7) Measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and measures to avert conflict-of-interest transactions,” based on the stock valuation report and the explanation on the evaluation results provided by Nomura Securities Co., Ltd. (“Nomura Securities”), a financial advisor acting as a third-party evaluation institution independent from the Company and the Target Company, the legal advice from Mori Hamada & Matsumoto, and the opinions and other relevant information from independent external auditors, the Board of Directors of the Target Company carried out prudent consultations and discussions on various conditions relating to the transaction stated below under “(4) Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)” (the “Transaction”) after executing the Tender Offer, and decided that the purchase price for the Target Company’s common shares (“Tender Offer Price”) and other various conditions of the Tender Offer were appropriate for all the shareholders of the Target Company as the Tender Offer would provide all the shareholders of the Target Company with a reasonable opportunity to dispose of their shares in the Target Company at a price equal to the average share price of the immediately preceding period (for the latest six months, for the latest three months, for the latest month, for the latest week), with a certain premium added thereto. As to the Stock Acquisition Rights, upon taking into account the facts that the Stock Acquisition Rights were issued as an incentive for the officers and employees of the Target Company, the holders are limited to the officers and employees of the Target Company and it is necessary to be a director or employee of the Target Company in order to exercise the Stock Acquisition Rights, and therefore the Company will not be able to exercise the right even if it obtains such Stock Acquisition Rights, as well as the fact that no opinion on valuation by an independent, unaffiliated expert was obtained, nor was any examination of the reasonableness of the acquisition price for the Stock Acquisition Rights conducted, the Target Company decided to defer to the respective holders of the Stock Acquisition Rights whether or not to subscribe to the Tender Offer.

Accordingly, at the Board of Directors’ meeting of the Target Company, held on January 30, 2012, the Target Company unanimously expressed its support for the Tender Offer and resolved to recommend that all the shareholders of the Target Company subscribe to the Tender Offer and, with regard to the Stock Acquisition Rights, to ask the holders of the Stock Acquisition Rights to determine whether or not to subscribe to the Tender Offer. All three auditors (including two external auditors) were present and indicated that they had no objection to the aforementioned resolution.

(2)	Background and purpose for executing the Tender Offer, and decision-making process leading to the Tender Offer

The Company has provided mobile telecommunications services since its establishment in August 1991, with an investment from Nippon Telegraph & Telephone Corp. as NTT Mobile Communications Planning Co. Ltd. Since that time, the Company has continued to develop a variety of services to meet the varied needs of customers, including the “i-mode” service, through which the Company aimed to “build a world of new communication culture,” the “iD” mobile credit service, and the launch of the new “Xi” (“crossy”) service using the new LTE (Note 1) communications standard. In October 2008, the Company embarked on “DOCOMO’s Change and Challenge to Achieve New Growth,” a plan under which it took on sustainable growth as a challenge to be tackled. As part of this effort, the Company launched a new “social support services initiative” under which it sought to create value in new domains by developing businesses in areas such as the environment and ecology, security and safety, as well as health management.

As a step towards achieving the Company’s 2020 corporate vision, “HEART: Pursuing Smart Innovation,” the Company drew up its “Medium-Term Vision 2015: Shaping a Smart Life,” which lays out the direction that the Company will take in the years leading up to 2015. Going forward, the Company aims to realize the vision of an even better “smart life” by further evolving mobile services, and accelerating the creation of new value through the convergence of industries and services through the Company’s Cloud Computing (Note 2), and making customers’ lives and businesses even more safe and secure, as well as convenient and efficient.

Note 1:	LTE is an abbreviation of “Long Term Evolution,” meaning a next-generation communication method created by evolving third-generation mobile phones.
Note 2:	Cloud Computing refers to the utilization of hardware and software, etc., through networks (in particular, the Internet).

On the other hand, “Japan Recycling Movement Citizens,” which was created as a citizens group for the recycling movement, started the “Radishbo-ya” business, a membership system home delivery business for organic/low agricultural chemicals vegetables, in January 1988, and on May 17, 1988, the Target Company was set up to handle this business. It primarily sells items such as agricultural products purchased from contracted farmers and agricultural corporations, livestock products purchased from livestock product sellers and poultry and meat processors, fishery products purchased from fisheries associations and marine products processors, processed food products purchased from processed foods makers and daily goods purchased from trading companies and general goods manufacturers, via home delivery to Target Company members and general customers, and through wholesale to food service/home-meal replacement companies as well as wholesalers specializing in food.

Of the JPY 830,000,000, obtained by listing its shares on the JASDAQ Securities Exchange in 2008, the Target Company spent JPY 230,000,000 on information system investment, and has continuously made information system investments of up to JPY 200,000,000 annually from the following year. On September 27, 2010, the Target Company established “Radishbo-ya Kyushu Center,” as a logistics hub in the Kyushu area. In addition, while building up its home-delivery business by newly establishing the main system software to improve the efficiency of its order management, the Target Company started “e Radish” as an online store operated by the Target Company, on February 17, 2010, and thereafter, also started to jointly operate online supermarkets with Lawson, Inc. Through such measures, the Target Company has continued to enhance not just its business size and market share, but also its corporate value, by actively investing in information system developments.

As consumers’ interest in a lifestyle that shows concern for the environment and the “safety & security of foods” grows, the Target Company, striving to become “a company that is most loved and trusted by children and mothers,” as set forth in its vision, recognizes the following six items as issues that need to be addressed, and is tackling how best to improve its enterprise value, and the Target Company’s business environment is expected to continue to grow going forward.

•	Customer-focused marketing

Creating products and services with a greater focus on “child and mother,” enhancing the functions of planning, marketing and analysis

•	Improving product quality

Enhancing systems aimed at improving product quality even further

•	Acquisition of production functions

Acquisition of production functions in order to build a framework where “high quality” consists with “a feeling of reasonable prices”

•	Three sales channels

In order to meet diversifying customer needs, offering three points of sale: home delivery, retail outlet and mail order

•	Contribution to society through foods

Building a fan base by undertaking activities that make a contribution to society, uniting customers and producers

•	HR development aimed at growth

Training staff with the aim of realizing management visions

The Company believes that the Target Company’s abovementioned businesses will enable the Company to accelerate its making of serious inroads in the commerce business (Note 3) (one of the domains identified in the Company’s Medium-Term Vision). More specifically, “food” is an important domain in the operation of the field of commerce, as it is an essential element of our daily lives, and is expected to create a certain business synergy effect with the Company’s daily-use mobile services. Also, the Target Company’s products have been recognized as a top brand for a long period of time with their inimitable quality standards, and if combined with the Company’s products (i.e., smartphones and tablet devices, etc.), are expected to cause a business synergy effect by realizing a high-value added commerce service that would mutually increase the customer satisfaction levels of both companies. Further, by utilizing the Target Company’s resources, business synergy effects are also expected to flow through the addressing of social issues such as “food safety and security,” “solutions for an aging society and vulnerable shoppers (Note 4),” and “environmental protection and agricultural problems.”

Specifically, the Company expects new synergies at the intersection of mobile communications and the business of commerce, such as the sophistication of marketing by using tablets and mobile devices, the building of customer delivery models that take advantage of the Company’s existing customer base, and the enhancement of user-friendliness through easy payment via mobile phones.

Note 3:	Commerce business refers to the product/service trading business via the Internet or real shops.
Note 4:	The term “vulnerable shoppers” refers to those who have difficulty in shopping for food and other daily commodities, due to weakened distribution functions and transportation networks.

The Company believes that the Target Company must continuously increase the number of subscribers in order to achieve additional growth. The Company also believes that its 59 million existing customers (including 51.54 million Premier Club members) and its scheme for acquiring new subscribers through the Internet that the Company has built through alliances with other companies can play a major role in the Target Company’s further growth. At the same time, the Company believes that through the Target Company’s service it will be able to provide additional value to the Company’s existing customers—namely, safety and security of food—that goes beyond industry barriers.

Therefore, the Company initiated discussions with the Target Company’s Major Shareholders in June 2011, concerning the acquisition of the entirety of the Target Company’s issued and outstanding shares (except the treasury stock owned by the Target Company) through the Tender Offer. Subsequently, around the end of October 2011, the Company came to a mutual understanding with the Target Company’s Major Shareholders and the Target Company concerning the Tender Offer and the subsequent conversion of the Target Company into a wholly-owned subsidiary of the Company. Following due diligence and further discussions among the Company, the Target Company’s Major Shareholders and the Target Company, the Company arrived at the conclusion that making the Target Company part of the Company as a wholly-owned subsidiary of the Company, building a framework for consistent and timely decision-making, and maximizing the aforementioned synergies between the Company and the Target Company, was the best option for ensuring the long-term and sustained enhancement of corporate value at the Target Company and at the Company Group. Therefore, on January 30, 2012, the Board of Directors of the Company decided to conduct the Tender Offer, and on the same day, the Company entered into the Tender Agreement with the Target Company’s Major Shareholders.

Additionally, on the same date, the Company and the Target Company entered into an agreement concerning support for the Tender Offer (the “Tender Support Agreement”). The details of the Tender Support Agreement are as follows:

•

Until the expiration of the purchase period, etc., of the Tender Offer (“Tender Offer Period”), the Target Company shall maintain the Target Company’s Board of Directors’ unanimous resolution to recommend that the Target Company’s shareholders subscribe to the Tender Offer (“Approval Resolution”), and shall not pass any Board of Directors’ resolution revoking or changing the Approval Resolution. The foregoing, however, shall not apply where the Target Company reasonably decides that, if the Target Company maintains the resolution of approval, the directors of the Target Company will be deemed to be violating the due care of a prudent manager (zenryo naru kanrisha no chui gimu).

•

From the date of execution of this Tender Support Agreement and onwards, the Target Company shall not, by way of execution of a tender offer or through any other method, solicit, suggest, offer or otherwise engage in any act that may induce the acquisition of the Target Company’s share, etc., by any person other than the Offeror, and with respect to the Tender Offer, shall not actively contact anyone who intends to execute a tender offer to any person other than the Offeror. The foregoing, however, shall not apply where the Target Company reasonably decides that, if the Target Company fails to engage in such solicitation, etc., the directors of the Target Company will be deemed to be violating the due care of a prudent manager.

•

The Target Company shall execute its business and manage and operate its property by using the due care of a prudent manager, and by following the ordinary business practice method substantially the same as had been used prior to the execution of this Tender Support Agreement, and shall obtain the Offeror’s prior written consent with respect to certain matters.

•

In the event that the Tender Offer is completed, the Target Company shall cause a few persons, who are designated by the Offeror, to participate as observers in the Target Company’s Board of Directors’ meeting, after the completion of the Tender Offer until the time when a person designated by the Offeror is appointed as a director of the Target Company.

•

If the total number of the Target Company’s issued and outstanding shares subscribed is greater than 4,441,345 shares, and if the Offeror is unable to acquire the entirety of the Target Company’s shares through the Tender Offer, the Target Company shall provide the Offeror with the necessary cooperation to execute the procedures designated by the Offeror to ensure that the Target Company’s shareholders are constituted only by the Offeror. The foregoing, however, shall not apply where, based on the subscription status of the Tender Offer, the number of shares held by the Offeror after the execution of the Tender Offer, or any other reason, the Target Company reasonably decides that, if the Target Company provides such cooperation, the directors of the Target Company will be deemed to be violating the due care of a prudent manager.

•

If the Tender Offer is completed, prior to a decision by the Target Company’s Board of Directors, the Target Company shall discuss in advance with the Offeror on the agenda proposed to an ordinary general shareholders’ meeting of the Target Company which is scheduled to be held in May 2012.

•

The Offeror shall respect the independence of the management of the Target Company, and if the Offeror finds that a transaction carried out by the Target Company will contribute to maintenance, improvement and the like of the corporate value of the Target Company, it will approve it.

•	If the Tender Offer is completed and if a need for financing arises for the Target Company, the Offeror shall cooperate to an extent that it determines reasonable.

Furthermore, as publicly announced, by the Target Company, in the release “Re: Fundamental Agreement Concerning Discussion on Business Alliance and Capital Alliance among NTT DOCOMO, Lawson and Radishbo-ya,” dated January 30, 2012, the Company reached a fundamental agreement with Lawson, Inc. and the Target Company, as of January 30, 2012, with respect to a business alliance and capital alliance premised on the success of the Tender Offer. If the Tender Offer is completed, in an effort to enter into a final agreement, the Company will thereafter consult and discuss with Lawson, Inc. and the Target Company regarding the following terms of the alliance:

(i)	Investment in the Target Company by Lawson, Inc. in a range of no more than 20% in terms of the ownership ratio, for the purpose of further solidifying the realization of the collaborative relationship between the three companies (including a share transfer at the Tender Offer Price by the Offeror to Lawson, Inc. of a part of the Target Company’s common shares acquired through the Tender Offer (to the extent the ownership ratio of the Offeror is over 50%) after the Tender Offer, and in principle after the Offeror has converted the Target Company into its wholly-owned subsidiary, provided that approval necessary for internal procedures of Lawson, Inc. is obtained);

(ii)	With the premise of the aforementioned investment, dispatch a person from Lawson, Inc. to be the Representative Director and Vice President of the Target Company; and

(iii)	Streamline distribution capabilities through, for example, joint construction of distribution centers by Lawson, Inc. and the Target Company, with an aim to merge know-how on mobile IT held by the Offeror and know-how on distribution held by Lawson, Inc. and the Target Company.

The outline of Lawson, Inc. is as follows:

(History)

April 1975	Daiei LAWSON, Co., Ltd. was incorporated as a wholly-owned subsidiary of Daiei, Inc. at 9-1 Toyotsu-cho, Suita-shi, Osaka.

June 1975	Opened “Sakurazuka-ten,” the first store (Minami-Sakurazuka, Toyonaka-shi, Osaka.

September 1979	Changed the company name to LAWSON Japan, INC.

September 1980	Entered into a business alliance with T.V.B Sun Chain, Co., Ltd.

January 1982	Incorporated Nishi Nihon LAWSON, Co., Ltd.

July 1982	Incorporated Higashi Nihon LAWSON, Co., Ltd.

September 1986	Incorporated Kyushu LAWSON, Co., Ltd. and Kita Nihon LAWSON, Co., Ltd.

March 1989	Merged with Sun Chain Corporation. and changed the company name to Daiei Convenience systems, co. ltd.

March 1990	Integrated 4 subsidiaries (Nishi Nihon LAWSON, Co., Ltd., Higashi Nihon LAWSON, Co., Ltd., Kyushu LAWSON, Co., Ltd. and Kita Nihon LAWSON, Co., Ltd.).

October 1992	Entered into a business relationship with, and received business rights from, Parcoal Co., Ltd.

February 1996	Incorporated SHANGHAI HUALIAN LAWSON CO., LTD. (consolidated subsidiary) in Shanghai, the People’s Republic of China by way of joint venture with HUALIAN GROUP, CO., LTD.

June 1996	Changed the company name to LAWSON, INC.

November 1996	Acquired shares of A and B Co., Ltd. (in Shimane Prefecture).

July 1997	Completed opening of stores in all of 47 prefectures in Japan.

December 1997	Made LAWSON TICKET, INC. (currently LAWSON HMVENTER-MEDIA, INC.; currently a consolidated subsidiary) a consolidated subsidiary.

February 2000	Entered into an agreement for an alliance for a wide range of businesses with Mitsubishi Corporation.

May 2000	Incorporated LAWSON E-PLANNING, INC. (consolidated subsidiary).

July 2000	Listed shares in the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange.

October 2000	Incorporated i-Convenience, Inc. (consolidated subsidiary).

May 2001	Incorporated LAWSON ATM Networks, Inc. (currently a consolidated subsidiary).

February 2002	Incorporated LAWSON CS Card, Inc. (equity method affiliate).

March 2004	Incorporated BEST PRACTICE Inc. (currently a consolidated subsidiary).

April 2004	LAWSON E-PLANNING, INC. changed its company name to NATURAL LAWSON, INC. (consolidated subsidiary).

May 2004	Changed SHANGHAI HUALIAN LAWSON CO., LTD. (currently a consolidated subsidiary) from a consolidated subsidiary to an equity method affiliate.

October 2004	LAWSON TICKET, INC. registered its shares for over-the-counter trading at the Japan Securities Dealers Association (currently the JASDAQ Market at the Osaka Securities Exchange Co., Ltd.).

October 2004	Entered into an agreement with Tohoku Spar, Inc. (in Iwate Prefecture) for assignment of business rights.

April 2005	Incorporated VALUE LAWSON, Inc. (consolidated subsidiary).

April 2006	Entered into a business alliance agreement with NTT DOCOMO, INC. Simultaneously entered into a capital alliance by way of transfer of treasury shares.

February 2007	Entered into a business alliance with, and acquired capital in, Ninety-nine Plus Inc. (currently a consolidated subsidiary).

June 2007	Moved the head office to 11-2 Osaki 1-chome, Shinagawa-ku, Tokyo.

October 2007	Absorbed businesses of NATURAL LAWSON, INC.

January 2008	Entered into a franchise chain agreement with Shinsengumihonbu, Inc.

September 2008	Made Ninety-nine Plus Inc. a consolidated subsidiary.

January 2009	Entered into a business alliance agreement with SAN-A CO., LTD. (in Okinawa Prefecture).

March 2009	Absorbed i-Convenience, Inc. into LAWSON TICKET, INC.

May 2009	Absorbed VALUE LAWSON, Inc. into Ninety-nine Plus Inc.

July 2009	LAWSON TICKET, INC. changed its company name to LAWSON ENTERMEDIA, INC.

August 2009	Entered into a business alliance agreement with MatsumotoKiyoshi Holdings Co., Ltd.

December 2009	Started area franchising through LAWSON Okinawa, Inc. (currently an equity method affiliate).

March 2010	Incorporated Cross Ocean Media, Inc. (currently a consolidated subsidiary) as a joint venture company.

April 2010	Incorporated CHONGQING LAWSON, Inc. (currently a consolidated subsidiary).

June 2010	Ninety-nine Plus Inc. and LAWSON ENTERMEDIA, INC. de-listed from the JASDAQ Market of the Osaka Securities Exchange.

July 2010	Made Ninety-nine Plus Inc. and LAWSON ENTERMEDIA, INC. wholly-owned subsidiaries.

December 2010	Made HMV JAPAN KK a consolidated subsidiary.

December 2010	Entered into a business and capital alliance agreement with Oricon Inc.

January 2011	Entered into a business and capital alliance agreement with Venture Republic Inc.

June 2011	Entered into a business relationship with Yahoo Japan Corporation.

June 2011	Entered into a license agreement with PT MIDI UTAMA INDONESIA Tbk (in Indonesia).

September 2011	Absorbed HMV JAPAN KK into LAWSON ENTER-MEDIA, INC. and changed its company name to LAWSON HMV Entertainment, inc.

September 2011	Incorporated Radishbo-ya Co., Ltd.

September 2011	Changed SHANGHAI HURLIAN LAWSON Co., LTD. from an equity method affiliate to a consolidated subsidiary.

September 2011	Incorporated DALIAN LAWSON CO., LTD.

January 2012	Entered into a franchise agreement with CVS Bay Area Inc.

(Purposes and Businesses)

— Purposes

1.	Business regarding operation of convenience stores, etc., under a franchise chain system.

2.	Sale, brokerage, commission agency, wholesale, lease, import and export of goods and services via shops, mainly convenience stores, and the Internet.

3.	Business regarding entertainment such as music, theatrical performances, and various events, etc.

4.	Agency business for receipt, collection, and payment of utilities, etc.

5.	Issuance and handling of prepaid cards.

6.	Advertisement agency, general travel business, domestic travel business, travel agency business, printing and publishing business, photography business, duplicating business, and operation of parking spaces.

7.	Operation of pharmacies and restaurants.

8.	Solicitation of life insurance and agency and support businesses for entrustment of specified securities services for casualty insurance companies.

9.	Products inventory business.

10.	Cargo shipping business.

11.	Lease, sale and repair of real properties, movable properties, store equipment, fixtures and fittings.

12.	Real property agency business.

13.	Design, supervision and execution of constructions and civil works.

14.	Businesses related to financing and financing brokerage and credit card business.

15.	Banking agency service and securities brokerage business.

16.	Information processing business, information provision service and telecommunication business under the Telecommunication Business Act.

17.	Sale of lottery tickets and sports promotion lottery tickets under the Public Lottery Tickets Act.

18.	Emissions trading for green house gases, etc.

19.	Consulting service on various information distribution systems.

20.	Introduction and installation of automated teller machines and administrative service related thereto.

21.	Worker dispatch business and fee-charging employment agency business.

22.	Any and all services incidental to the preceding Items.

• Businesses

Businesses that the LAWSON Group is engaged in are categorized as follows:

<Convenience Store Business>

1	LAWSON, INC., as the chain headquarters of the convenience stores “Lawson” and “Natural Lawson,” is operating a franchise system and directly operated stores.

2	Ninety-nine Plus Inc., a consolidated subsidiary, is engaged in the operation of a franchise system and directly-operated stores, as the chain headquarters of the single price store “Lawson Store 100,” etc.

3	CHONGQING LAWSON, Inc., a consolidated subsidiary, is engaged in the operation of directly-operated stores of the convenience store “Lawson,” in Chongqing, the People’s Republic of China.

4	SHANGHAI HUALIAN LAWSON CO., LTD., a consolidated subsidiary, is building the Lawson store chain in Shanghai, the People’s Republic of China, under the joint venture between Lawson, Inc. and Bailian Group Co., Ltd.

5	LAWSON ASIA PACIFIC HOLDINGS PTE. LTD., a consolidated subsidiary, is engaged in the management of companies that operate the convenience store business outside of Japan (except China).

6	LAWSON Toyama, Inc., a consolidated subsidiary, is engaged in the chain-store operation of Lawson stores in Toyama prefecture.

7	DALIAN LAWSON CO., LTD., a consolidated subsidiary, is engaged in the operation of stores of the convenience store “Lawson,” in Dalian, the People’s Republic of China.

8	LAWSON Okinawa, Inc., an equity method affiliate, is engaged in the chain-store operation of Lawson stores in Okinawa prefecture, under the joint venture between Lawson, Inc. and SAN-A Co., LTD.

9	PT MIDI UTAMA INDONESIA Tbk, an equity method affiliate, is engaged in the operation of the convenience store business.

<Entertainment and E-commerce>

1	HMV ENTERTAINMENT, INC., a consolidated subsidiary, is engaged in the sale of various tickets, mainly via “Lawson Ticket.Com,” and the sale of CDs/DVDs, books, and goods, etc., via “LAWSON HOT STATION L-paka,” a multi-entertainment mall.

2	Venture Republic Inc., an equity method affiliate, is engaged in the operation of several websites such as the Price comparison website “coneco.net” and the travel comparison website “Travel.jp” and provides users with support services for purchase.

<Financial Services>

LAWSON ATM NETWORKS, INC., a consolidated subsidiary, is mainly engaged in financial services of the partner financial institutions using the common ATM network and clerical services entrusted in relation thereto, such as installment, management, and operation of ATMs located within the Lawson stores, and automatic telling services, and so on.

<Consulting Business>

BEST PRACTICE Inc., a subsidiary, is engaged in investigation regarding the actual situation of convenience store operations, and providing advice and suggestions for the improvement of Lawson stores.

<Advertising Business>

Cross Ocean Media, Inc., a consolidated subsidiary, is engaged in the online advertising business.

(Amount of Capital and the Total Number of Issued and Outstanding Shares)

As of January 30, 2012

Amount of Capital (million yen)	Total Number of Issued and Outstanding Shares
58,506	100,300,000

Major Shareholders:

(Major Shareholders)

As of August 31, 2011

Name	Address	Number of Shares Held (thousands)	Shares Held as a Percentage of Total Outstanding Shares (%)
Mitsubishi Corporation	3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo,	32,089	32.13

Japan Trustee Services Bank, Ltd. (Trust account))	Harumi Island Triton Square Tower Y 8-11, Harumi 1-Chome, Chuo-ku, Tokyo	3,598	3.60

The Master Trust Bank of Japan, Ltd.	MTBJ Bldg., 2-11-3 Hamamatsu-cho, Minato-ku, Tokyo JAPAN	3,361	3.37

STATE STREET BANK AND TRUST COMPANY 505223 (Standing proxy agent: Mizuho Corporate Bank, Ltd. Settlement Sales Department)	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	3,192	3.20

Marubeni Retail Investment Corporation	4-2, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan	2,386	2.39

Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo, Japan	2,139	2.14

NTT DOCOMO, INC.	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo, Japan Sanno Park Tower	2,092	2.09

The Chase Manhattan Bank NA, London SL, Omnibus Account (Standing proxy agent: Mizuho Corporate Bank, Ltd. Settlement Sales Department)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (4-16-13, Tsukishima, Chuo-ku, Tokyo)	1,442	1.44

STATE STREET BANK AND TRUST COMPANY (Standing Proxy agent: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (11-1 Nihonbashi 3- chome, Chuo-ku, Tokyo)	1,404	1.41

STATE STREET BANK AND TRUST COMPANY 505225 (Standing proxy agent: Mizuho Corporate Bank, Ltd. Settlement Sales Department)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	1,347	1.35

Total		53,054	53.13

(Officers’ Work History and Number of Shares Held by Officers)

As of January 30, 2012

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
Representative Director and President	CEO	Takeshi Niinami	January 30, 1959

April 1981 - Joined Mitsubishi

Corporation

June 1995 - Representative Director of SODEX, INC.

July 1999 - Team Leader of Restaurant Business Team,

Life Industry and Distribution Planning Division, Mitsubishi Corporation

April 2000 - Manager of Lawson Project Room and Restaurant Business Room

April 2001 - Lawson Business Unit Manager and Restaurant Business Unit Manager, Consumer Business Headquarters, Mitsubishi

Corporation March 2002 - Advisor to the Company

May 2002 - Representative Director, President and Senior

Vice President May 2004 - External Director of LAWSON TICKET, INC. (currently LAWSON HMV ENTERTAINMENT, INC.) March 2005 - Representative Director, President and CEO of the Company (currently held)

April 2006 - External Director of ACCESS CO., LTD. (currently held)

October 2007 - External Director and Chairman of the Board of LAWSON TICKET, INC. (now LAWSON HMV ENTERTAINMENT, INC.) June 2009 - Director and Chairman of the Board of Ninety-nine Plus Inc. (currently held) June 2010 - External Director of ORIX Corporation (currently held)

8,400

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
Director and Senior Executive Vice President	CFO	Yoshiyuki Yahagi	May 20, 1954

April 1979 - Joined Mitsubishi

Corporation

January 1999 - Team Leader of Investment and Financing Team No. 1, Risk Management Division, Mitsubishi

Corporation

October 2001 - Team Leader of Investment and Financing Team No.1, Controller Office and Leader of Secretariat of PM Committee, Mitsubishi

Corporation

July 2004 - Acting General Manager of Audit Division,

Mitsubishi Corporation

December 2006 - Senior Vice Presidents and Assistant to President, Mitsubishi

Corporation

March 2007 - Executive Vice President, CFO and in charge of

Corporate Division

May 2007 - Director, Executive Vice President, CFO, in charge of Corporate Division and

Human Resources Division

March 2009 - Director, Senior Executive Vice President, CFO and Management Service Director

September 2009 - Director, Senior Executive Vice President

and CFO (currently held)

April 2010 - Executive Board Member, Mitsubishi

Corporation

December 2010 - External Director of HMV JAPAN KK (currently LAWSON HMV ENTERTAINMENT, INC.) (currently held)

700

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
Director and Executive Vice President	CCO and in Charge of CSR	Manabu Asano	October 1, 1949

September 1977 - Joined the

Company

September 1980 - Manager of

Skill Development Room

March 1989 - General Manager of Development and Planning Division, Sales Planning

Headquarter

March 1992 - Recruiting Manager for Area #1,

Development Headquarter

March 1998 - In charge of Eastern Japan Region #1, Development Headquarters

January 2002 - Senior Vice President and General Manager of Store Development

Headquarter

March 2003 - Senior Vice President and General Manager

of Chubu Lawson Branch

September 2005 - Senior Vice

President and Assistant to CRO

March 2006 - Senior Vice President, CCO and in charge of Operation Planning and Audits

May 2006 - Director, Senior Vice President, CCO and in charge of Operation Planning and Audits

April 2008 - Director, Executive Vice President, CCO and in charge of Operating

Planning and Audit

September 2008 - Director, Executive Vice President and

CCO

February 2010 - General Manager of Control Headquarters, LAWSON ENTER-MEDIA, INC. (currently LAWSON HMV

ENTERTAINMENT, INC.)

March 2010 - General Manager of General Affairs Headquarters of the aforementioned company

May 2010 - Director, Executive Vice President, CCO and in charge of CSR of the Company (currently held)

3,900

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
Director		Toru Moriyama	August 9, 1954

April 1977 - Joined Mitsubishi Corporation

April 2001 - Unit Manager of Fishery Unit, Groceries Headquarters of the aforementioned company

April 2004 - General Manager, Life Industry Division, Chubu Branch of the aforementioned company

September 2005 - Senior Vice President and Assistant to President of the Company

November 2005 - Executive Vice President and General Manager of Merchandise and Distribution Headquarters

March 2006 - Senior Executive Vice President and General Manager of Merchandise and Distribution Headquarters

May 2006 - Director, Senior Executive Vice President and General Manager of Merchandise and Distribution Headquarters

April 2008 Senior Vice President, Mitsubishi Corporation

April 2009 - Director of the Company (currently held)

April 2009 - Senior Vice President, Assistant to CEO of Life Industry Group and Unit Manager of Next Generation Business Development Unit, Mitsubishi Corporation

April 2010 - Executive Vice President, COO of Life Industry Group and Unit Manager of Next Generation Business Development Unit of the aforementioned company

April 2011 - Executive Vice President and CEO of Life Industry Group of the aforementioned company (currently held)

1,500

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
External Director		Hiroshi Tasaka	April 17, 1951	March 1990 - Joined the Japan Research Institute, Ltd. June 1996 - Director of the aforementioned entity April 2000 - Fellow at the Japan Research Institute, Ltd. (currently held) April 2000 - Professor, Tama University Graduate School (currently held) May 2000 - External Director of the Company (currently held) June 2000 - Representative Director, SophiaBank KK (currently held) June 2005 - Director, Softbank Investment KK (currently SBI Holdings, Inc.) (currently held) March 2011 - Advisor to the Cabinet Office	—

External Director		Reiko Yonezawa	April 3, 1950	April 1974 - Joined Japan Airlines Co., Ltd. March 1982 - Representative Director and President, The R Co., Ltd. (currently held) May 2002 - External Director of the Company (currently held)	—

External Director		Takehiko Kakiuchi	July 31, 1955

April 1979 - Joined Mitsubishi Corporation

April 2001 - Unit Manager of White Meat Unit and Unit Manager of Red Meat Unit, Food Headquarters of the Company

April 2004 - Control of planning and operation / business investment and screening, CEO Office, Life Industry Group of the aforementioned company

February 2005 - External Director, Kentucky Fried Chicken Japan Ltd. (currently held)

May 2005 - External Director of the Company (currently held)

April 2006 - Manager of CEO Office, Life Industry Group, Mitsubishi Corporation

April 2008 - General Manager, Agriculture and Fishery Headquarters of the aforementioned company

April 2010 - Senior Vice President and General Manager, Agriculture and Fishery Headquarters of the aforementioned company

April 2011 - Senior Vice President, Manager of CEO Office, Life Industry Group and General Manager, Agriculture and Fishery Headquarters of the aforementioned company

—

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
External Corporate Auditor (Full Time)		Munehiko Nakano	September 6, 1951	April 1974 - Joined Mitsubishi Corporation January 2001 - General Manager, Operation Accounting Division, Chubu Branch of the aforementioned company May 2002 - Controller, Machinery Group of the aforementioned company May 2006 - Attached to Corporate Staff Section of the aforementioned company May 2006 - External Corporate Auditor (full time) (currently held) June 2008 - External Auditor, Ninety-nine Plus Inc. (currently held)	—

Corporate Auditor (Full Time)		Atsuhiko Seki	October 4, 1954	April 1977 - Joined Daiei Inc. July 1999 - Joined the Company April 2000 - Head of General Affairs, Operation Planning Room January 2002 - Deputy Manager, General Affairs Planning Room March 2004 - Director of General Affairs Station September 2007 - Executive Board Member, Senior Vice President and Director of FC Support Station March 2010 - Attached to Corporate Auditors March 2010 - External Corporate Auditor, LAWSON ENTER-MEDIA, INC. (currently LAWSON HMV ENTERTAINMENT, INC.) May 2010 - Corporate Auditor (full time) (currently held)	1,200

Director	Officer	Name	Date of Birth	Work History	Number of Shares Held (thousands)
External Corporate Auditor		Tetsuo Ozawa	June 28, 1947	April 1973 - Registered as an attorney-at-law and joined Tokyo Fuji Law Office (currently held) May 2003 - External Corporate Auditor of the Company (currently held) August 2004 - External Corporate Auditor, MONEX BEANS HOLDINGS, INC. (currently MONEX GROUP INC.) (currently held) June 2007 - External Corporate Auditor, CEMEDINE Co., Ltd. (currently held)	—

External Corporate Auditor		Eiko Tsujiyama	December 11, 1947

April 1974 - Registered as a certified public accountant

August 1980 - Associate Professor, the College of Humanities, Ibaraki University

April 1985 - Associate Professor, the College of Economics, Musashi University

April 1991 - Professor, the College of Economics, Musashi University

April 2003 - Professor, the School of Commerce and Graduate School of Commerce, Waseda University (currently held)

June 2008 - External Corporate Auditor, Mitsubishi Corporation (currently held)

June 2010 - External Corporate Auditor, ORIX Corporation (currently held)

May 2011 - External Corporate Auditor of the Company (currently held)

June 2011 - External Corporate Auditor, NTT DOCOMO, INC. (currently held)

—

Total					15,700

1. Directors Hiroshi Tasaka, Reiko Yonezawa and Takehiko Kakiuchi are outside directors as stipulated in Article 2, Item 15, of the Companies Act.

2. Standing Corporate Auditor Munehiko Nakano and Corporate Auditors Tetsuo Ozawa and Kazuyuki Masu are outside corporate auditors as stipulated in Article 2, Item 16, of the Companies Act.

3 LAWSON, INC. has introduced an executive officer system in order to aim for an increase in the quality and speed of its decisions and the execution of its business as well as an improvement in its value by separating the strategic decision making/business operation oversight functions and business operation functions.

4. Executive officers who are not directors are as follows:

Senior Executive Vice President, Senior Vice President	Genichi Tamatsuka
Senior Executive Vice President	Takatoshi Kawamura
Executive Vice President	Syuichi Imagawa
Executive Vice President	Masaharu Kamo
Senior Vice President	Shigeaki Kawahara
Senior Vice President	Norikazu Nishiguchi
Senior Vice President	Takaki Mizuno
Senior Vice President	Hajime Nakai
Senior Vice President	Jun Miyazaki
Senior Vice President	Masahiro Ooyama
Senior Vice President	Tatsushi Satou
Senior Vice President	Kei Murayama
Senior Vice President	Ichirou Kijima
Senior Vice President	Hisashi Yasuhira
Senior Vice President	Masayuki Sawada
Senior Vice President	Atsushi Maeda
Senior Vice President	Kazuo Togasa

(Relationship with the Tender Offeror)

As of the date hereof, the Offeror holds 2,092,000 shares of the common shares of LAWSON, INC.

(Number of Shares of the Target Company Held by LAWSON, INC. as of the Date Hereof)

Not Applicable.

(3)	Management policy subsequent to the Tender Offer

The Company will respect the independence of the management of the subject even after the Tender offer. The Target Company’s management structure will basically remain unchanged subsequent to the Tender Offer, but the Company plans to dispatch a few officers in order to quickly maximize the synergies. The specific details of the officers to be dispatched will be considered after the Tender Offer is completed. At present, the intention is to continue using the Target Company’s name for the future. In addition, as stated in “(2) Background and purpose for executing the Tender Offer, and decision-making process leading to the Tender Offer” above, if the Tender Offer is completed, the Company will thereafter consult and discuss about seconding a person from Lawson, Inc. to be the Representative Director and Vice President of the Target Company, on condition that Lawson, Inc. will invest into the Target Company.

(4)	Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)

As set forth above under “(1) Description of the Tender Offer,” the Company intends to acquire all of the Target Company’s outstanding common shares (except the treasury stock owned by the Target Company). If the Company is not able to acquire all of the Target Company’s outstanding common shares (except the treasury stock owned by the Target Company) through the Tender Offer, the Company intends to carry out a series of procedures (“Share Acquisition Procedures”) to provide opportunities to the Target Company’s shareholders besides the Company (excluding the Target Company) to sell the Target Company’s shares so that the Company can come to possess all of the Target Company’s outstanding common shares (except the treasury stock owned by the Target Company). Such procedures will be conducted through the following method.

If the Share Acquisition Procedures are to be taken after the Tender Offer is completed, the Company intends to ask the Target Company to hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) to propose, without limitation: (1) amending the Target Company’s articles of incorporation so that the Target Company may issue classes of shares other than common shares, making it a classified stock issuing company, as stipulated in the Companies Act (Act No. 86 of 2005, and subsequent amendments; the same shall apply herein after); (2) amending the Target Company’s articles of incorporation attaching a compulsory acquisition provision to all common shares that have been issued by the Target Company (as prescribed in Article 108-1-7 of the Companies Act; the same shall apply hereinafter); and (3) acquiring all such shares issued by the Target Company (except the treasury stock owned by the Target Company) in exchange for shares of a separate class of shares issued by the Target Company.

If upon implementation of the procedures the above resolution (1) is approved at the Extraordinary Shareholders Meeting, the Target Company will become a classified stock issuing company as prescribed in the Companies Act. However, in accordance with Article 111-2-1 of the Companies Act, in addition to the approval of the Extraordinary Shareholders Meeting, the amendments specified in the above resolution (2) require the approval of the class meeting constituted by the shareholders possessing the Target Company’s common shares to which the compulsory acquisition provision will be attached (the “Class Meeting”). Therefore, the Company will also ask the Target Company to put to a vote a resolution including the amendments to the Articles of Incorporation listed in (2) above to the Class Meeting scheduled to be held on the same date as the Extraordinary Shareholders Meeting. The Company intends to support each of the above resolutions at the Extraordinary Shareholders Meeting and the Class Meeting.

If the aforementioned procedures are carried out, and once a compulsory acquisition clause is attached to all of the common shares issued by the Target Company, all of such shares (except the treasury stock owned by the Target Company) will be acquired by the Target Company, and as consideration for this purchase, the shareholders of the Target Company will be given shares of a separate class of shares in the Target Company. Those Target Company shareholders who should receive only a fractional number of separate class Target Company’s shares will, in accordance with the procedures prescribed in Article 234 of Companies Act and other related laws and regulations, instead be given a cash amount from the proceeds of the sale of the amount of shares equivalent to the aggregate number of such fractional shares of the separate class of shares (if such aggregation results in a fractional number, such fractional number will be rounded down; the same shall apply hereinafter).

It is intended that the monetary amount to be distributed to shareholders as the result of the sale of such separate class Target Company’s shares in an amount equivalent to the aggregate number of such fractions will equal the amount calculated by multiplying the Tender Offer Price by the number of Target Company’s shares held by such shareholders. The class and number of Target Company’s shares to be distributed as consideration for the acquisition of the common shares with the compulsory acquisition provision has not been decided as of the date of this press release. However, in order for the Company to own all of the outstanding shares except the treasury stock held by the Target Company, it is intended that the number of Target Company’s shares that must be distributed to the Target Company shareholders other than the Company who do not tender their shares in the Tender Offer will be a fractional number less than one share.

In an event the Company carries out the Share Acquisition Procedures, the Company intends to complete the Share Acquisition Procedures in around August 2012. However, the details such as a more specific schedule have not been finalized.

To protect the rights of minority shareholders under the Companies Act, in connection with the aforementioned procedures, there are provisions to the effect that (a) when amending the articles of incorporation to attach the compulsory acquisition provision the common shares, the shareholders may request the purchase of their shares in accordance with the provisions of Articles 116 and 117 of the Companies Act and other relevant laws and regulations; and (b) when the Extraordinary Shareholders Meeting approves the resolution to acquire all of the common shares with the compulsory acquisition provision, the shareholders may appeal the purchase price of such shares in accordance with the provisions of Article 172 of the Companies Act and other relevant laws and regulations. The purchase price and acquisition price for each share under methods (a) and (b) above are ultimately to be decided upon by the court.

Moreover, in order to ensure that the Share Acquisition Procedures will be conducted by duly reflecting the will of, and with the consent of, the Target Company’s shareholders, the Company intends to execute the Share Acquisition Procedures if the total number of the Target Company’s common shares subscribed to in the Tender Offer is equal to or greater than two thirds (i.e., more than 4,441,345 subscribed shares) (“Subscription Ratio”) of the number of shares obtained by deducting (x) the amount of treasury stock held by the Target Company as of November 30, 2011, as stated in the third quarter report for the 24th period (277,300 shares), submitted by the Company on January 13, 2012, from (y) the total number of common shares issued by the Target Company as of November 30, 2011, as stated in the same quarterly report (6,939,317 shares), by deeming that in such event, the Target Company shareholders have satisfactorily agreed to the execution of the Share Acquisition Procedures. The Company will not execute the Share Acquisition Procedures, however, if the Subscription Ratio turns out to be less than two thirds. Furthermore, even in the event that the Subscription Ratio is two thirds or greater, some time could be required to execute the Share Acquisition Procedures, or another method with a generally similar effect could be used, depending on the interpretation of the related laws and regulations by the relevant authorities, as well as the status of ownership of the shares by the Company and the status of ownership of Target Company’s shares by Target Company shareholders (other than the Company) subsequent to the Tender Offer. However, it is intended that even in such cases, a method that will ultimately distribute a monetary amount to the Target Company shareholders (other than the Target Company) that did not tender their shares in the Tender Offer will be used, and that the monetary amount distributed to each of these Target Company shareholders will equal the amount calculated by multiplying the Tender Offer Price by the number of Target Company’s shares held by such shareholders.

The Tender Offer does not constitute a solicitation of the support of the Target Company’s shareholders at the Extraordinary Shareholders Meeting or the Class Meeting. Shareholders are urged to consult with their own tax advisors or other professionals concerning the tax treatment of the monies received through the Tender Offer or other procedures described above, or the exercise of their appraisal remedy to put back shares.

(5)	Expected de-listing and reasons thereof

The Target Company’s common shares are currently listed on JASDAQ. However, because the Company has not specified a maximum number of shares to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, in accordance with JASDAQ de-listing criteria, the Target Company’s common shares may be de-listed after undergoing the prescribed procedure. In the event of completion of the Tender Offer, even if these criteria do not apply at that time, after the Share Acquisition Procedures stated above under “(4) Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)” are executed, the Target Company’s common shares would be de-listed in accordance with the JASDAQ de-listing criteria by undergoing the prescribed procedure. On the contrary, if such criteria are not satisfied at the time of completion of the Tender Offer, and the Share Acquisition Procedures are not conducted, the Target Company’s common shares will remain listed on JASDAQ.

Subsequent to de-listing, it will not be possible to trade the Target Company’s common shares on JASDAQ. In addition, if the Share Acquisition Procedures stated above under “(4) Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)” are carried out, there are no plans to submit an application to list the separate class of Target Company’s shares that would be distributed as consideration for the Target Company common shares with the compulsory acquisition provision.

(6)	Material agreements between the Offeror and the Target Company’s Shareholders in connection with the Tender Offer

On January 30, 2012, the Company entered into the Tender Agreement with the Target Company’s Major Shareholders in relation to all common shares of the Target Company held by the Target Company’s Major Shareholders (MBO2 holds 3,238,229 shares, a shareholding of 44.56%; JBO2 holds 134,926 shares, a shareholding of 1.86%). With respect to the Target Company’s Major Shareholders, in the event that (1) the representations and warranties under the Company’s Tender Agreement (Note 1) are not true or accurate with respect to material points, or are not expected to be true or accurate in relation to material points on the settlement date for the Tender Offer, (2) there are serious violations of obligations under the Company’s Tender Agreement (Note 2), (3) the Target Company’s Major Shareholders are aware of important facts in relation to the Target Company that have not been officially announced, (4) the Target Company’s Board of Directors decide not to approve the Tender Offer or the expression of an opinion to grant such approval is either withdrawn or changed, or (5) any tender offer that is in opposition to the Tender Offer (such tender offer is hereinafter referred to as an “Opposing Tender Offer”) is commenced, and the per-share purchase price for the Target Company’s common shares in the Opposing Tender Offer exceeds the Tender Offer Price to a certain extent, but the Company and the Target Company’s Major Shareholders fail to reach an agreement, then the Target Company’s Major Shareholders may not subscribe to the Tender Offer or cancel the Tender Agreement. Even in such case, however, the Target Company’s Major Shareholders will not be prohibited or restricted from subscribing to the Tender Offer at their discretion. Furthermore, in the event that all or some of the Target Company’s common shares owned by the Target Company’s Major Shareholders are not subscribed to, it is possible that the number of minimum subscription scheduled for the tender will not be reached, and the purchase, etc., conditions for the Tender Offer will not be met.

Note 1:	The Company’s representation and warranties in the Tender Agreement include that the Company (i) is legal and effective, (ii) has the legal capacity of rights and action, (iii) complies with in-house procedures, (iv) the Tender Agreement can be enforced, (v) has not breached any law and ordinance, internal rule, or contract, (vi) complies with law and ordinances, (vii) is not legally bankrupt, and (viii) has funds for the Tender Offer.
Note 2:	In the Tender Agreement, the Company assumes (i) the responsibility to immediately notify the applicants of the details in the event of there being a breach of obligations under the Tender Agreement or representations and warranties by the Company in the period leading up to the settlement date, (ii) the responsibility to adopt the necessary measures under the laws relating to the guarantee of fair trading and prohibition of private monopolies (Law No. 54, 1947, including subsequent revisions. Hereafter referred to as the “Antimonopoly Law”), (iii) the notification obligation in the event of any change in the conditions of the Tender Offer, and (iv) the responsibility to maintain confidentiality.

(7)	Measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the Tender Offer Price and measures to avert conflict-of-interest transactions

The Company and the Target Company implemented the following measures in order to ensure the fairness of the Transaction, taking into account that the Target Company’s Major Shareholders entered into the Tender Agreement with the Company and the possibility that the interests of the Target Company’s Major Shareholders do not necessarily coincide with those of the Target Company’s minority shareholders.

1)	Measures taken by the Offeror

(a)	Share valuation report obtained from an independent, unaffiliated expert

To serve as a reference when determining the Tender Offer Price, the Company asked Mitsubishi UFJ Morgan Stanley Japan Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”), a financial advisor, to conduct an analysis of the value of the Target Company’s shares as an unaffiliated expert independent of the Company and the Target Company. (Mitsubishi UFJ Morgan Stanley Securities is not a related party with respect to the Company, and does not have a material interest in the Tender Offer).

Mitsubishi UFJ Morgan Stanley Securities conducted an analysis of the value of the Target Company’s shares using Market Price Analysis, Comparable Companies Analysis, and discounted cash flow analysis (“DCF Analysis”), and the Company obtained a share valuation report from Mitsubishi UFJ Morgan Stanley Securities on January 30, 2012 (the Company did not obtain a fairness opinion concerning the Tender Offer Price). The range of per-share valuations for the Target Company’s common shares resulting from the above approaches is presented below.

Market Price Analysis:	717 yen to 725 yen
Comparable Companies Analysis:	564 yen to 777 yen
DCF Analysis:	941 yen to 1,145 yen

Using the Market Price Analysis, the per-share price for common shares ranged from 717 yen to 725 yen, based on the one-month simple arithmetic regular closing price average (717 yen), the three-month simple arithmetic regular closing price average (725 yen), and the six-month simple arithmetic regular closing price average (717 yen) for the Target Company’s common shares on JASDAQ, using January 27, 2012, the business day immediately preceding the announcement of the Tender Offer, as the reference date.

Using the Comparable Companies Analysis, the per-share price for common shares ranged from 564 yen to 777 yen, based on an assessment of the value of the Target Company’s shares that compares the share prices for listed companies engaged in businesses relatively similar to those of the Target Company and their profitability and other financial indicators.

Using the DCF Analysis, the per-share price for common shares ranged from 941 yen to 1,145 yen. This method looks at share price and enterprise value, which is calculated by discounting the Target Company’s future expected free cash flow (based on the Target Company’s projected future earnings from February 2012 onwards, bearing in mind a variety of factors, including the Target Company’s business plans, recent business results, and the expected synergies between the Company and the Target Company) by a certain rate to arrive at present value.

In considering the Tender Offer Price, bearing in mind the fact that the results from the DCF Analysis reflect the Target Company’s future earnings potential and growth potential as well as the fact that it takes the synergies into account, the Company gave the greatest weight to the results of the DCF Analysis and looked at prices within the range that resulted from this analysis.

Taking into consideration the analysis results presented in the share valuation report obtained from Mitsubishi UFJ Morgan Stanley Securities, and taking into general consideration the substance of the negotiations with the Target Company’s Major Shareholders, the results of the due diligence conducted on the Target Company, the prospects for receiving support for the Tender Offer from the Target Company’s Board of Directors, the recent trend of the market price for Target Company’s common shares, the expected number of shares to be tendered in the Tender Offer, and the substantial impact on the Target Company’s shareholders due to the expected de-listing of the Target Company’s common shares subsequent to the Tender Offer, on January 30, 2012, the Company’s Board of Directors ultimately decided the Tender Offer Price to be 990 yen.

The Tender Offer Price of 990 yen represents a 38.7% premium over the regular closing price of 714 yen for the Target Company’s common shares on JASDAQ on January 27, 2012 (the business day immediately preceding the announcement of the Tender Offer); a 37.7% premium over the 719 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest week ( January 23, 2012 to January 27, 2012); a 38.1% premium over the 717 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest month (December 28, 2011 to January 27, 2012); a 36.6% premium over the 725 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest three months (October 28, 2011 to January 27, 2012); a 38.1% premium over the 717 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest six months (July 28, 2011 to January 27, 2012).

The Stock Acquisition Rights are also subject to the Tender Offer. The exercise period for the Stock Acquisition Rights has already begun as of the date of public announcement of the Tender Offer, and the exercise prices of the Series 2 Stock Acquisition Rights, Series 3 Stock Acquisition Rights, Series 4 Stock Acquisition Rights, Series 5 Stock Acquisition Rights, and Series 6 Stock Acquisition Rights (677 yen for the Series 2 Stock Acquisition Rights, 677 yen for the Series 3 Stock Acquisition Rights, 850 yen for the Series 4 Stock Acquisition Rights, 850 yen for the Series 5 Stock Acquisition Rights, and 850 yen for the Series 6 Stock Acquisition Rights) were all respectively below the Tender Offer Price of 990 yen. Therefore, at the Board of Directors’ meeting held on January 30, 2012 the Company determined, respectively, that the purchase price for the Series 2 Stock Acquisition Rights is 31,300 yen , which is the amount derived by multiplying the 313 yen difference between the Tender Offer Price of 990 yen and the Series 2 Stock Acquisition Rights exercise price of 677 yen by 100, which is the number of common shares underlying each Series 2 Stock Acquisition Right; the purchase price for the Series 3 Stock Acquisition Rights is the 31,300 yen , which is the amount derived by multiplying the 313 yen difference between the Tender Offer Price of 990 yen and the Series 3 Stock Acquisition Rights exercise price of 677 yen by 100, which is the number of common shares underlying each Series 3 Stock Acquisition Right; the purchase price for the Series 4 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 4 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 4 Stock Acquisition Right; the purchase price for the Series 5 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 5 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 5 Stock Acquisition Right; and the purchase price for the Series 6 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 6 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 6 Stock Acquisition Right.

The Company has not obtained evaluation documents from third parties in determining the price for the Tender Offer’s Stock Acquisition Rights and other items. However, the purchase price of the said Stock Acquisition Rights is the amount calculated by multiplying the difference between the Tender Offer Price and the exercise price of all the Stock Acquisition Rights by 100, which is in effect equivalent to the price for the common shares.

It should be noted that the Company has not sought any evaluation document from a third party in determining the price for purchase, etc., of the Stock Acquisition Rights in the Tender Offer, because the purchase price for the Stock Acquisition Rights is the amount that is in effect equal to the purchase price for the Target Company’s common shares, with such amount being derived by multiplying (i) the difference between the Tender Offer Price and each Stock Acquisition Right’s exercise price by (ii) 100, being the number of shares arising from the exercise of each Stock Acquisition Right.

(b)	Establishing an objective situation for ensuring the fairness of the Tender Offer price

While the minimum period prescribed by law is 20 business days, the Tender Offer Period is 30 business days. Setting a relatively long Tender Offer Period ensures the fairness of the Tender Offer by giving the Target Company’s shareholders and Stock Acquisition Rights holders an adequate opportunity to make a decision as to whether or not to respond to the Tender Offer. Also, it gives them the opportunity to sell shares to parties other than the Company.

2)	Measures taken by the Target Company

(a)	Receipt of stock valuation reports from independent third-party expert

According to the Target Company, in order to ensure the fairness of its decision regarding the Tender Offer Price presented by the Company, the Target Company’s Board of Directors requested that Nomura Securities, a financial advisor acting as a third-party valuation institution independent from the Company and the Target Company, evaluate the value of the Target Company’s common shares, and accordingly obtained a stock valuation report on January 30, 2012.

After considering various evaluation methods for the value of the Target Company’s common shares, Nomura Securities conducted an analysis on the value of the Target Company’s shares using each of the Market Price Analysis, Comparable Companies Analysis and DCF Analysis. The Target Company has not sought for evaluation on the fairness of the Tender Offer Price (fairness opinion) from Nomura Securities. When evaluating the value of the Target Company’s common shares, Nomura Securities obtained from the Target Company materials and explanation regarding the Target Company’s current business status and the future business plan, etc., and based its evaluation on such information.

The approaches adopted and the price range for each share of the Target Company calculated based on such approaches are set out as below:

Market Price Analysis:	714 yen to 725 yen
Comparable Companies Analysis:	661 yen to 941 yen
DCF Analysis:	777 yen to 1,477 yen

The Market Price Analysis is a method of evaluating the Target Company’s share value based on the Target Company’s common share price in the stock market. According to Nomura Securities, it adopted the method by deeming that such method was an objective evaluation method for the share value of listed companies. In the Market Price Analysis, the Target Company’s shares are analyzed and priced at the range 714 yen to 725 yen per share, with January 27, 2012 being the valuation date, based on the Target Company’s average closing share price for the 6 months immediately preceding the valuation date, of 717 yen (rounded to the nearest whole number), previous 3-month average closing share price of 725 yen (rounded to the nearest whole number), previous monthly average closing share price of 717 yen (rounded to the nearest whole number), previous weekly average closing share price of 719 yen (rounded to the nearest whole number) and closing share price as of the valuation date (714 yen) on JASDAQ.

The Comparable Companies Analysis was adopted because, according to Nomura Securities, such method was deemed suitable for verifying the appropriateness of the Target Company’s common share price in the stock market by comparing the same with those of other similar listed companies, on the grounds that, when comprehensively taking into account the Target Company’s business performance, industry sector, and business size, etc., there are a number of similar listed companies that have a certain similarity to, and are therefore comparable to the Target Company. In the Comparable Companies Analysis, the Target Company’s shares were analyzed and priced at the range 661 yen to 941 yen per share by comparing the Target Company with financial indicators of listed companies engaged in relatively similar businesses showing their market value and profitability, etc.

The DCF Analysis is an evaluation method based on the subject company’s future cash flows (profit-earning capacity). According to Nomura Securities, it adopted the method by deeming that such method was suitable for evaluating the value of continuing companies (going concerns). In the DCF Analysis, the values of the Target Company’s enterprises and the Target Company’s shares were analyzed by discounting future expected free cash flows based on the Target Company’s projected earnings at a certain rate to the present. They took into account various factors including the Target Company’s business plans, the trends up to the most recent operating performance, and general public information to calculate the Target Company’s share price, which was appraised at 777 yen to 1,477 yen per share.

As for the Stock Acquisition Rights in the Tender Offer, the Stock Acquisition Rights were issued as an incentive for the officers and employees of the Target Company, the holders are limited to the officers and employees of the Target Company and it is necessary to be a director or employee of the Target Company in order to exercise the Stock Acquisition Rights, and therefore the Company has not sought any evaluation document from a third party for verification of the appropriateness of the purchase price, etc.

(b)	Advice from independent law firms

According to the Target Company, it has received necessary legal advice from Mori Hamada & Matsumoto, in order to ensure the fairness of the decisions of the Target Company’s Board of Directors.

(c)	Consultation and discussion by external auditors

According to the Target Company, in order to ensure the fairness of the Transaction, the Target Company requested Mr. Masaaki Imamura and Mr. Susumu Akiyama, both independent officers and external auditors of the Target Company, to review that the Target Company’s decision regarding the Transaction including the Tender Offer, was not disadvantageous to the interests of its minority shareholders.

Accordingly, on January 30, 2012, the Target Company obtained opinions from each of the aforementioned external auditors to the effect that the Target Company’s decision regarding the Transaction including the Tender Offer, as a whole, would not be deemed particularly disadvantageous to the Target Company’s minority shareholders on the grounds that (i) it is reasonable to judge that the Target Company’s enterprise value will be increased by implementing the Transaction; (ii) the judgment deeming the Tender Offer Price and the consideration for minority shareholders of the Target Company in the Share Acquisition Procedures as fair is within the scope of reasonable judgment; and (iii) the procedures in the course of consideration of the Transaction including the Tender Offer are evaluated as being fair.

(d)	Acknowledging the absence of material interest among all directors and auditors

According to the Target Company, at the Board of Directors’ meeting held on January 30, 2012, based on the stock valuation report and the explanation on the evaluation results provided by Nomura Securities, the legal advice from Mori Hamada & Matsumoto, and the opinions and other relevant information from independent external auditors, the Board of Directors carried out prudent consultation and discussion on various conditions relating to the Transaction, including the Tender Offer, and approved the Tender Offer and resolved that the Board of Directors would recommend all the shareholders of the Target Company to subscribe to the Tender Offer. Such resolution was in step with the Board of Directors’ judgment that the best way forward for the Target Company would be to build strong relationships with strategic business partners so as to improve the reliability of its growth strategy more reliable, and to develop business with a sense of speed that focuses on mid-long term vision rather than short-term performance, and that having the Company as its strategic business partner and developing business as the Company’s subsidiary would be effective in achieving the improvement of the Target Company’s enterprise value in the mid-long term, and further that the Tender Offer Price and other various conditions of the Tender Offer were appropriate for all the shareholders of the Target Company as the Tender Offer would provide all the shareholders of the Target Company with a reasonable opportunity to dispose of their shares in the Target Company and the Stock Acquisition Rights at a price equal to the average share price of the immediately preceding period (for the latest six months, for the latest three months, for the latest month, for the latest week), with a certain premium added thereto. As to the Stock Acquisition Rights, upon taking into account the facts: that the Stock Acquisition Rights were issued as an incentive for the officers and employees of the Target Company, the holders are limited to the officers and employees of the Target Company and it is necessary to be a director or employee of the Target Company in order to exercise the Stock Acquisition Rights, and therefore the Company will not be able to exercise the right even if it obtains such Stock Acquisition Rights, as well as the fact that no opinion on valuation by an independent, unaffiliated expert was obtained, nor was any examination of the reasonableness of the acquisition price for the Stock Acquisition Rights conducted, the Target Company decided to defer to the respective holders of the Stock Acquisition Rights whether or not to subscribe to the Tender Offer.

In the aforementioned Board of Directors’ meeting of the Target Company, all the directors were present and unanimously voted for the resolution, and all three auditors (including two external auditors) were present and indicated that they had no objection to the aforementioned resolution. For the avoidance of doubt, the directors and auditors of the Target Company have no interest in the said resolution.

2. Outline of the Tender Offer

(1)	Outline of the Target Company

1.	Company name	Radishbo-ya Co., Ltd.

2.	Registered address	Urban Shibakoen Bldg, 1-13 Shibakoen 3-chome, Minato-ku, Tokyo

3.	Representatives	Daisuke Ogata, President and Representative Director

4.	Principal business	Marketing agriculture products, animal products, fishery products, processed foods, and consumer packaged goods

5.	Stated capital	867,015,000 yen (as of November 30, 2011)

6.	Date of establishment	May 11, 1992

7.	Major shareholders and their ownership (as of August 31, 2011)

JAFCO Co. Buyout No. 2 Toushi Jigyou Yugen Sekinin Kumiai (46.66%)

Nippon Restaurant System Inc. (21.32%)

Daisuke Ogata (2.86%)

Radishbo-ya Co., Ltd. employee share ownership plan (2.80%)

Takashi Furuhara (2.08%)

JAFCO Buyout NO. 2 Investment Limited Partnership (Cayman) L.P. (General Partner: JAFCO Buyout General Partner Limited) (Standing proxy: Nomura Trust Company) (1.94%)

Japan Trustee Services Bank Ltd. (trust account) (1.61%)

Hiroshi Chikaato (1.32%)

Keitarou Fukue (0.39%)

Jiro Akita (0.36%)

8.	Relationship between the Offeror and Target Company

	Shareholding	Not applicable

	Personnel	Not applicable

	Transaction	Not applicable

	Applicability as a related party	Not applicable

(2)	Schedule

1)	Schedule

Board of Directors resolution date	Monday, January 30, 2012

Date of Tender Offer commencement notice

Tuesday, January 31, 2012

Notices will be posted electronically, and a notice to this effect will be published in the Nihon Keizai Shimbun.

(Address for electronic notices: http://info.edinet-fsa.go.jp)

Tender Offer Registration Statement submission date	Tuesday, January 31, 2012

2)	Tender Offer Period at initial filing

Tuesday, January 31, 2012 to Monday, March 12, 2012 (30 business days)

3)	Possibility of extension at the request of the Target Company

Not applicable

(3)	Tender offer price

Common shares	990 yen per share
Series 2 Stock Acquisition Rights	31,300 yen per right
Series 3 Stock Acquisition Rights	31,300 yen per right
Series 4 Stock Acquisition Rights	14,000 yen per right
Series 5 Stock Acquisition Rights	14,000 yen per right
Series 6 Stock Acquisition Rights	14,000 yen per right

(4)	Basis for calculating the Tender Offer price

1)	Calculation basis

(a)	Common shares

To serve as a reference when determining the Tender Offer price, the Company asked Mitsubishi UFJ Morgan Stanley Securities, a financial advisor, to conduct an analysis of the value of the Target Company’s shares as an unaffiliated expert independent of the Company and the Target Company. (Mitsubishi UFJ Morgan Stanley Securities is not a related party with respect to the Company, and does not have a material interest in the Tender Offer).

Mitsubishi UFJ Morgan Stanley Securities conducted an analysis of the value of the Target Company’s shares using the Market Price Analysis, Comparable Companies Analysis, and DCF Analysis, and the Company obtained a share valuation report from Mitsubishi UFJ Morgan Stanley Securities on January 30, 2012 (the Company did not obtain a fairness opinion concerning the Tender Offer Price). The range of per-share valuations for the Target Company’s common shares resulting from the above approaches is presented below.

Market Price Analysis:	717 yen to 725 yen
Comparable Companies Analysis:	564 yen to 777 yen
DCF Analysis:	941 yen to 1,145 yen

Using the Market Price Analysis, the per-share price for common shares ranged from 717 yen to 725 yen, based on the one-month simple arithmetic regular closing price average (717 yen), the three-month simple arithmetic regular closing price average (725 yen), and the six-month simple arithmetic regular closing price average (717 yen) for the Target Company’s common shares on JASDAQ, using January 27, 2012, the business day immediately preceding the announcement of the Tender Offer, as the reference date.

Using the Comparable Companies Analysis, the per-share price for common shares ranged from 564 yen to 777 yen, based on an assessment of the value of the Target Company’s shares that compares the share prices for listed companies engaged in businesses relatively similar to those of the Target Company and their profitability and other financial indicators.

Using the DCF Analysis, the per-share price for common shares ranged from 941 yen to 1,145 yen. This method looks at share price and enterprise value, which is calculated by discounting the Target Company’s future expected free cash flow (based on the Target Company’s projected future earnings from February 2012 onwards, bearing in mind a variety of factors including the Target Company’s business plans, recent business results, and the expected synergies between the Company and the Target Company) by a certain rate to arrive at present value.

In considering the Tender Offer Price, bearing in mind the fact that the results from the DCF Analysis reflect the Target Company’s future earnings potential and growth potential as well as the fact that it takes into account the synergies, the Company gave the greatest weight to the results of the DCF Analysis and looked at prices within the range that resulted from this analysis.

Taking into consideration the analysis results presented in the share valuation report obtained from Mitsubishi UFJ Morgan Stanley Securities, and taking into general consideration the substance of the negotiations with the Target Company’s Major Shareholders, the results of the due diligence conducted on the Target Company, the prospects for receiving support for the Tender Offer from the Target Company’s Board of Directors, the recent trend of the market price for Target Company’s common shares, the expected number of shares to be tendered in the Tender Offer, and the substantial impact on the Target Company’s shareholders due to the expected de-listing of the Target Company’s common shares subsequent to the Tender Offer, on January 30, 2012, the Company’s Board of Directors ultimately decided the Tender Offer Price to be 990 yen.

The Tender Offer Price of 990 yen represents a 38.7% premium over the regular closing price of 714 yen for the Target Company’s common shares on JASDAQ on January 27, 2012 (the business day immediately preceding the announcement of the Tender Offer); a 37.7% premium over the 719 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest week (January 23, 2012 to January 27, 2012); a 38.1% premium over the 717 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest month (December 28, 2011 to January 27, 2012); a 36.6% premium over the 725 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest three months (October 28, 2011 to January 27, 2012); a 38.1% premium over the 717 yen (rounded to the nearest whole number) simple arithmetic average of the regular closing prices for the latest six months (July 28, 2011 to January 27, 2012).

(b)	Stock Acquisition Rights

The Stock Acquisition Rights are also subject to the Tender Offer. The exercise period for the Stock Acquisition Rights has already begun as of the date of public announcement of the Tender Offer, and the exercise prices of the Series 2 Stock Acquisition Rights, Series 3 Stock Acquisition Rights, Series 4 Stock Acquisition Rights, Series 5 Stock Acquisition Rights, and Series 6 Stock Acquisition Rights (677 yen for the Series 2 Stock Acquisition Rights, 677 yen for the Series 3 Stock Acquisition Rights, 850 yen for the Series 4 Stock Acquisition Rights, 850 yen for the Series 5 Stock Acquisition Rights, and 850 yen for the Series 6 Stock Acquisition Rights) were all respectively below the Tender Offer Price of 990 yen. Therefore, at the Board of Directors’ meeting held on January 30, 2012, the Company determined, respectively, that the purchase price for the Series 2 Stock Acquisition Rights is 31,300 yen ,which is the amount derived by multiplying the 313 yen difference between the Tender Offer Price of 990 yen and the Series 2 Stock Acquisition Rights exercise price of 677 yen by 100, which is the number of common shares underlying each Series 2 Stock Acquisition Right; the purchase price for the Series 3 Stock Acquisition Rights is 31,300 yen, which is the amount derived by multiplying the 313 yen difference between the Tender Offer Price of 990 yen and the Series 3 Stock Acquisition Rights exercise price of 677 yen by 100, which is the number of common shares underlying each Series 3 Stock Acquisition Right; the purchase price for the Series 4 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 4 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 4 Stock Acquisition Right; the purchase price for the Series 5 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 5 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 5 Stock Acquisition Right; and the purchase price for the Series 6 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 6 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 6 Stock Acquisition Right.

The Company has not obtained evaluation documents from third parties in determining the price for the Tender Offer’s Stock Acquisition Rights and other items. However, the purchase price of the said Stock Acquisition Rights is the amount calculated by multiplying the difference between the Tender Offer Price and the exercise price of all the Stock Acquisition Rights by 100, which is in effect equivalent to the price for the common shares.

It should be noted that the Company has not sought any evaluation document from a third party in determining the price of purchase, etc., of the Stock Acquisition Rights in the Tender Offer, because the purchase price for the Stock Acquisition Rights is the amount that is in effect equal to the purchase price for the Target Company’s common shares, with such amount being calculated by multiplying (i) the difference between the Tender Offer Price and each Stock Acquisition Right’s exercise price by (ii) 100, being the number of common shares arising from the exercise of each Stock Acquisition Right.

2)	Background on Valuation

(Process of the Determination of the Purchase Price)

The Company believes that it is essential for the Target Company to continuously increase its number of subscribers in order to achieve further growth. The Company also believes that its 59 million existing customers (51.54 million Premier Club members) and its scheme for acquiring new subscribers through the Internet, such scheme having been built by the Company through alliances with other companies, can play a major role in the Target Company’s further growth. At the same time, the Company believes that, through the Target Company’s services, the Company will also be able to provide additional value to the Company’s existing customers — i.e. the safety and security of food — that goes beyond industry barriers.

Therefore, the Company initiated discussions with the Target Company’s Major Shareholders around June 2011, concerning the acquisition of the entirety of the Target Company’s issued and outstanding common shares (except the treasury stocks owned by the Target Company). Subsequently, around the end of October 2011, the Company came to a mutual understanding with the Target Company’s Major Shareholders and Target Company concerning the Tender Offer and the subsequent conversion of the Target Company into a wholly-owned subsidiary of the Company. Following due diligence and further discussions among the Company, the Target Company’s Major Shareholders, and the Target Company, the Company arrived at the conclusion that making the Target Company part of the Company as a wholly-owned subsidiary, building a framework for consistent and timely decision-making, and maximizing the synergies between the Company and the Target Company, was the best option for ensuring the long-term and sustained enhancement of corporate value at the Target Company and at the Company Group. Therefore, at the Board of Directors’ meeting held on January 30, 2012, the Company decided to execute the Tender Offer, and on the same day, the Company entered into the Tender Agreement with the Target Company’s Major Shareholders.

The Company determined the purchase price through the following process:

(a)	Names of third parties from whom opinions were solicited upon performing the calculation

In determining the Tender Offer price, the Company asked Mitsubishi UFJ Morgan Stanley Securities, a financial advisor, to conduct an analysis of the value of the Target Company’s shares as an unaffiliated expert independent of the Company and the Target Company. The Company received a share price valuation from Mitsubishi UFJ Morgan Stanley Securities on January 30, 2012. (The Company did not obtain a fairness opinion concerning the Tender Offer Price).

(b)	Summary of the Opinion

Mitsubishi UFJ Morgan Stanley Securities conducted an analysis of the value of the Target Company’s shares using the Market Price Analysis, Comparable Companies Analysis, and DCF Analysis. The ranges of value per common share of the Target Company under each of the analytical methods are as follows:

Market Price Analysis:	717 yen to 725 yen
Comparable Companies Analysis:	564 yen to 777 yen
DCF Analysis:	941 yen to 1,145 yen

In considering the Tender Offer Price, bearing in mind the fact that the results from the DCF Analysis reflect the Target Company’s future earnings potential and growth potential as well as the fact that it takes the synergies into account, the Company gave the greatest weight to the results of the DCF Analysis and looked at prices within the range that resulted from this analysis.

(c)	Background to the determination of the purchase price based on this opinion

Bearing in mind the analysis results presented in the share valuation report obtained from Mitsubishi UFJ Morgan Stanley Securities, and taking into general consideration the substance of the negotiations with the Target Company’s Major Shareholders, the results of the due diligence conducted on the Target Company, the prospects for receiving support for the Tender Offer from the Target Company’s Board of Directors, the recent trend of the market price for Target Company’s common shares, the expected number of shares to be tendered in the Tender Offer, and the substantial impact on the Target Company’s shareholders due to the expected de-listing of the Target Company’s common shares subsequent to the Tender Offer, on January 30, 2012, the Company’s Board of Directors ultimately decided the Tender Offer Price to be 990 yen.

The Stock Acquisition Rights are also subject to the Tender Offer. The exercise period for the Stock Acquisition Rights has already begun as of the date of public announcement of the Tender Offer, and the exercise prices of the Series 2 Stock Acquisition Rights, Series 3 Stock Acquisition Rights, Series 4 Stock Acquisition Rights, Series 5 Stock Acquisition Rights, and Series 6 Stock Acquisition Rights (677 yen for the Series 2 Stock Acquisition Rights, 677 yen for the Series 3 Stock Acquisition Rights, 850 yen for the Series 4 Stock Acquisition Rights, 850 yen for the Series 5 Stock Acquisition Rights, and 850 yen for the Series 6 Stock Acquisition Rights) were all respectively below the Tender Offer Price of 990 yen. Therefore, at the Board of Directors’ meeting held on January 30, 2011, the Company determined that, respectively, the purchase price for the Series 2 Stock Acquisition Rights is 31,300 yen, which is the amount derived by multiplying the 313 yen difference between the Tender Offer Price of 990 yen and the Series 2 Stock Acquisition Rights exercise price of 677 yen by 100, which is the number of common shares underlying each Series 2 Stock Acquisition Right; the purchase price for the Series 3 Stock Acquisition Rights is 31,300 yen, which is the amount derived by multiplying the 313 yen difference between the Tender Offer Price of 990 yen and the Series 3 Stock Acquisition Rights exercise price of 677 yen by 100, which is the number of common shares underlying each Series 3 Stock Acquisition Right; the purchase price for the Series 4 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 4 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 4 Stock Acquisition Right; the purchase price for the Series 5 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 5 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 5 Stock Acquisition Right; and the purchase price for the Series 6 Stock Acquisition Rights is 14,000 yen, which is the amount derived by multiplying the 140 yen difference between the Tender Offer Price of 990 yen and the Series 6 Stock Acquisition Rights exercise price of 850 yen by 100, which is the number of common shares underlying each Series 6 Stock Acquisition Right.

Because the offer price for the Stock Acquisition Rights is an amount equal to the difference between the purchase price for the Target Company’s common shares and the exercise price for the respective stock acquisition rights multiplied by 100, which is a number of shares for each of the Stock Acquisition Rights, and is substantively equal to the purchase price of the common shares, the Company did not obtain a third party’s evaluation report to determine the price for the purchase and the like of the Stock Acquisition Rights in the Tender Offer.

(Measures to ensure the fairness of the purchase price of the target company)

(a)	Receipt of stock valuation report from independent third-party expert

According to the Target Company, in order to ensure the fairness of its decision regarding the Tender Offer Price presented by the Company, the Target Company’s Board of Directors requested that Nomura Securities, a financial advisor acting as a third-party evaluation institution independent from the Company and the Target Company, evaluate the value of the Target Company’s common shares, and accordingly obtained a stock valuation report on January 30, 2012. The Company did not obtain from Nomura Securities a fairness opinion concerning the Tender Offer. When evaluating the value of the Target Company’s common shares, Nomura Securities obtained from the Target Company the materials and explanation regarding the Target Company’s current business status and the future business plan, etc., and based its evaluation on such information.

After considering various evaluation methods for the value of the Target Company’s common shares, Nomura Securities conducted an analysis on the value of the Target Company’s shares using each of the Market price analysis, Comparable Companies Analysis and DCF Analysis.

The approaches adopted and the price range for each share of the Target Company calculated based on such approaches are set out as below:

Market Price analysis:	714 yen to 725 yen
Comparable Companies Analysis:	661 yen to 941 yen
DCF Analysis:	777 yen to 1,477 yen

The Market Price analysis is a method for evaluating the Target Company’s share value based on the Target Company’s common share price in the stock market. According to Nomura Securities, it adopted the method by deeming that such method was an objective evaluation method for the share value of listed companies. In the Market Price analysis, the Target Company’s shares are analyzed and priced at the range 714 yen to 725 yen per share with January 27, 2012, as the valuation date based on the Target Company’s previous 6-month average closing share price of 717 yen (rounded to the nearest whole number), previous 3-month average closing share price of 725 yen (rounded to the nearest whole number), previous monthly average closing share price of 717 yen (rounded to the nearest whole number), previous weekly average closing share price of 719 yen (rounded to the nearest whole number) and closing share price as of the valuation date (714 yen) on JASDAQ.

The Comparable Companies Analysis was adopted because, according to Nomura Securities, such method was deemed suitable for verifying the appropriateness of the Target Company’s common share price in the stock market by comparing the same with those of other similar listed companies, on the grounds that, when comprehensively taking into account the Target Company’s business performance, industry sector, and business size, etc., there are a number of similar listed companies that have a certain similarity to, and are therefore comparable to the Target Company. In the Comparable Companies Analysis, the Target Company’s shares were analyzed and priced at the range 661 yen to 941 yen per share by comparing the Target Company with financial indicators of listed companies engaged in relatively similar businesses showing their market value and profitability, etc.

The DCF Analysis is an evaluation method based on the subject company’s future cash flows (profit-earning capacity). According to Nomura Securities, it adopted the method by deeming that such method was suitable for evaluating the value of continuing companies (going concerns). In the DCF Analysis, the values of the Target Company’s enterprises and the Target Company’s shares were analyzed by discounting future expected free cash flows based on the Target Company’s projected earnings at a certain rate to the present. They took into account various factors including the Target Company’s business plans, the trends up to the most recent operating performance, and general public information to calculate the Target Company’s share price, which was appraised at 777 yen to 1,477 yen per share.

As for the Stock Acquisition Rights, the Stock Acquisition Rights were issued as an incentive for the officers and employees of the Target Company, the holders are limited to the officers and employees of the Target Company and it is necessary to be a director or employee of the Target Company in order to exercise the Stock Acquisition Rights, and therefore the Company has not sought any evaluation document from a third party for verification of the appropriateness of the purchase price, etc.

(b)	Advice from independent law firms

According to the Target Company, it has received necessary legal advice from Mori Hamada & Matsumoto in order to ensure the fairness of the decisions of the Target Company’s Board of Directors.

(c)	Consultation and discussion by external auditors

According to the Target Company, in order to ensure the fairness of the transactions, the Target Company requested Mr. Masaaki Imamura and Mr. Susumu Akiyama, both independent officers and external auditors of the Target Company, to review that the Target Company’s decision regarding the Transaction including the Tender Offer was not disadvantageous to the interests of its minority shareholders.

Accordingly, on January 30, 2012, the Target Company obtained opinions from each of the aforementioned external auditors that the Target Company’s decision regarding the transactions including the Tender Offer, as a whole, would not be deemed particularly disadvantageous to the Target Company’s minority shareholders on the grounds that (i) it is reasonable to judge that the Target Company’s enterprise value will be increased by implementing the Transaction; (ii) the judgment deeming the Tender Offer Price and the consideration for minority shareholders of the Target Company in the Share Acquisition Procedure as fair is within the scope of reasonable judgment; and (iii) the procedures in the course of consideration of the Transaction including the Tender Offer are evaluated as being fair.

(d)	Acknowledging the absence of interest among all directors and auditors

According to the Target Company, at the Board of Directors’ meeting held on January 30, 2012, based on the stock valuation report and the explanation on the evaluation results provided by Nomura Securities, the legal advice from Mori Hamada & Matsumoto and the opinions and other relevant information from independent external auditors, the Board of Directors carried out prudent consultation and discussion on various conditions relating to the Transaction, including the Tender Offer, and approved the Tender Offer and resolved that the Board of Directors would recommend all the shareholders and Stock Acquisition Rights holders of the Target Company to subscribe to the Tender Offer. Such resolution was in step with the Board of Directors’ judgment that the best way forward for the Target Company would be to build strong relationships with strategic business partners so as to further improve the reliability of its growth strategy, and to develop business with a sense of speed that focuses on mid-long term vision rather than the short-term performance, and that having the Company as its strategic business partner and developing business as the Company’s subsidiary would be effective in achieving the improvement of the Target Company’s enterprise value in the mid-long term, and further that the Tender Offer Price and other various conditions of the Tender Offer were appropriate for all the shareholders of the Target Company with a reasonable opportunity to dispose of their shares in the Target Company at a price equal to the average share price of the immediately preceding period (for the latest six months, for the latest three months, for the latest month, for the latest week). As to the Stock Acquisition Rights, upon taking into account the facts: that the Stock Acquisition Rights were issued as an incentive for the officers and employees of the Target Company, the holders are limited to the officers and employees of the Target Company and it is necessary to be a director or employee of the Target Company in order to exercise the Stock Acquisition Rights, and therefore the Company will not be able to exercise the right even if it obtains such Stock Acquisition Rights, as well as the fact that no opinion on valuation by an independent, unaffiliated expert was obtained, nor was any examination of the reasonableness of the acquisition price for the Stock Acquisition Rights conducted, the Target Company decided to defer to the respective holders of the Stock Acquisition Rights whether or not to subscribe to the Tender Offer. In the aforementioned Board of Directors’ meeting of the Target Company, all directors were present and unanimously voted for the resolution, and all three auditors (including two external auditors) were present and indicated that they had no objection to the aforementioned approved resolution. For the avoidance of doubt, the directors and auditors of the Target Company have no interest in the said resolution.

(5)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
6,990,517 shares	3,706,600 shares	— shares

Note 1:	The number of shares to be purchased is noted as 6,990,517 shares, the maximum number of the Target Company’s shares the Company will acquire via the Tender Offer. Please note that the maximum number in question is the number of shares derived by taking the number of shares (7,267,817 shares) obtained by the sum of (i) the total number of the Target Company’s common shares issued (6,939,317 shares) as of November 30, 2011, as noted in the third quarter report for the 24th period, which was issued by the Target Company on January 13, 2012, and (ii) the number of the Target Company’s common shares (a total of 328,500 shares) subject to the Series 2, 3, 4, 5 and 6 Stock Acquisition Rights as of November 30, 2011, noted in the same quarterly report (a total of 3,285 rights), and subtracting the amount of treasury stock (277,300 shares) held by the Target Company as of November 30, 2011, as noted in the same quarterly report.

Note 2:	Should the total number of shares purchased not meet the minimum number of shares to be purchased (3,706,600 shares), the share purchase will not be executed. Should the total number of shares purchased exceed the minimum number of shares to be purchased, shares will be purchased in their entirety. Please note that the minimum number of shares to be purchased (3,706,600 shares) constitutes 51.00% of the total number of shares after full dilution.

Note 3:	Shares constituting less than one unit will also be subject to the Tender Offer. Moreover, should the right to purchase shares constituting less than one unit be exercised by a shareholder in accordance with the Companies Act, the Target Company may purchase the shares on its own accord during the Tender Offer Period as provided for by law.

Note 4:	The Company does not intend to acquire the treasury stock held by the Target Company through the Tender Offer.

Note 5:	It is possible that above-mentioned Stock Acquisition Rights will be exercised before the end of the Tender Offer Period; however, the Target Company’s common shares that would be issued or transferred due to such exercise will also be subject to the Tender Offer.

(6)	Change in the percentage of shares held due to the purchase

Number of voting rights for shares held by the Offeror prior to the purchase	— rights	Percentage of shares held prior to the purchase: %)
Number of voting rights held by parties with special relationships prior to the purchase	— rights	Percentage of shares held prior to the purchase: %)
Number of voting rights for the shares to be purchased	69,905 rights	(Percentage of shares held after the purchase: 100.00%)
Number of voting rights held by all shareholders of the Target Company (as of August 31, 2011)	67,606 rights

Note 1:	The “number of voting rights for the shares to be purchased” noted is the number of voting rights for the shares to be purchased in the Tender Offer (6,990,517 shares).

Note 2:	The “number of voting rights held by all shareholders of the Target Company (as of August 31, 2011)” is the number of voting rights for all shareholders as of August 31, 2011 noted in the report for the third quarter of the 24th period issued on January 13, 2012. However, since all common shares (excluding, however, the treasury stock held by the Target Company) and all stock acquisition rights issued by the Target Company will be subject to the Tender Offer, the number of voting rights (69,905 rights) for the number of shares (6,990,517 shares) calculated from the sum (7,267,817 shares) of the total number of common shares issued by the Target Company as of November 30, 2011, noted in the above-mentioned quarterly report (6,939,317 shares) plus the number of Target Company’s shares subject to the Series 2, 3, 4, 5 and 6 Stock Acquisition Rights (3,285 rights) as of November 30, 2011, noted in the above-mentioned quarterly report (328,500 shares), minus the amount of treasury stock held by the Target Company as of November 30, 2011, noted in the same quarterly report mentioned above (277,300 shares) constitutes the denominator for the calculation of “the percentage of shares held after the purchase”).

Note 3:	The “percentage of shares held prior to the purchase” and the “percentage of shares held after the purchase” have been rounded to the nearest third decimal place.

(7)	Purchase Price 6,920,611,830 yen

Note:	The purchase price denotes the purchase price for each share (990 yen) multiplied by the number of shares to be purchased (6,990,517 shares).

(8)	Method of Settlement

1)	Name and location of the head office of the securities broker, bank, etc., handling the settlement

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Marunouchi 2-chome, 5-2, Chiyoda-ku, Tokyo

2)	Settlement Commencement Date

March 19, 2012 (Mon)

3)	Method of Settlement

Notification of purchase via Tender Offer will be sent to the address or residence of all accepting shareholders (the standing proxy for foreign shareholders) immediately after the conclusion of the purchase period.

Purchases will be settled in cash. The Offeror will send the funds for the sale of the shares purchased to the locations designated by the accepting shareholders (the standing proxy for foreign shareholders) immediately after the settlement date commences as specified by the accepting shareholders (the standing proxy for foreign shareholders).

4)	Share Redemption Method

Should the Offeror not be able to purchase all of the subscription shares based on the conditions contained in “1) Description and existence of conditions provided under Act No. 27-13.4” or “2) Existence and description of the conditions for withdrawal, etc. of the Tender Offer, and the method for disclosure” under “(9) Method for and Conditions on Other Purchases,” below, shares that should be returned will be returned immediately after the commencement of the settlement date (the date of withdrawal in the event the Tender Offer was withdrawn). Shares will be returned according to the records immediately prior to the subscription. For stock acquisition rights, the documentation submitted when subscribing to the stock acquisition rights will be sent to the accepting shareholder as directed by the accepting shareholder or returned by postal mail to the address of the accepting shareholder.

(9)	Other terms and procedures for the Tender Offer

1)	Description and existence of conditions provided under Act No. 27-13.4

If the number of shares tendered does not meet the minimum number (3,706,600 shares), none of the shares will be purchased. If the number of shares tendered exceeds the minimum number of shares to be purchased (3,706,600 shares), all of the shares will be purchased.

2)	Existence and description of the conditions for withdrawal, etc. of the Tender Offer, and the method for disclosure

In the event of any of the circumstances provided under Order No. 14(1)(i)1 to 9 and 12 to 18, (iii)1 to 8 and 10, or under Order No. 14(2)(iii) to (vi), a withdrawal, etc., of the Tender Offer may be made.

Note that “facts similar to facts listed under 1 to 9” as prescribed under Order No. 14(1)(iii)10 refers to cases in which it is revealed that there are false statements concerning material information or omissions of material information that should have been included in statutory disclosure documents submitted by the Target Company in the past.

When making a withdrawal, etc., an electronic public notice is to be made, and the pertinent information posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer Period, the announcement is to be made by the method prescribed under the Cabinet Order No. 20, and public notice shall be given immediately thereafter.

3)	Existence and details of conditions for lowering the purchase price, and method of disclosure thereof

According to the provisions of Act No. 27-6(1)(i), in the event the Target Company takes action prescribed under Order 13(1) during the Tender Offer Period, the purchase price may be lowered in accordance with the standard prescribed under Cabinet Order No. 19(1). When lowering the purchase price, an electronic public notice shall be made, and this information posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer Period, the announcement shall be made by the method prescribed under Cabinet Order No. 20, and public notice shall be given immediately thereafter. If the purchase price is lowered, the shares tendered on or before the date of the public notice shall also be purchased at the lowered purchase price.

4)	Information concerning the right of cancellation by accepting shareholders

Accepting shareholders may cancel the contract concerning the Tender Offer at any time during the Tender Offer Period. To cancel the contract, deliver or send a “Tender Offer Application Form” and a document stating the cancellation of the contract related to the Tender Offer (hereafter referred to as “cancellation documents”) to the head office or branch office of the party specified below no later than 4:00 p.m. on the final day of the Tender Offer Period. Cancellation of the contract shall take effect when the cancellation documents are delivered to or arrive at the party specified below. However, if sent, this is on the condition of arrival of the cancellation documents at the party specified below no later than 4:00 p.m. on the final day of the Tender Offer Period.

Party authorized to accept cancellation documents

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

2-5-2 Marunouchi, Chiyoda-ku, Tokyo

(Other nationwide branches of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.)

The Offeror may not claim payment of damages or penalty fees even if the contract is cancelled by an accepting shareholder. Furthermore, the Offeror shall bear the cost of returning the tendered share, etc.

5)	Method of disclosure when the terms of purchase are changed

The Offeror may change the terms of purchase during the Tender Offer Period except in cases prohibited by Act No. 27-6(1) and Order No. 13.

In this case, an electronic public announcement of the details of the change shall be made, and this information shall be posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer Period, the announcement shall be made by the method prescribed under Cabinet Order No. 20, and public notice shall be given immediately thereafter. If the terms of purchase are changed, the shares tendered on or before the date of the public notice shall also be purchased under the changed terms of purchase.

6)	Method of disclosure when submitting a correction notice

If the Offeror submits a correction notice to the Director General of the Kanto Regional Financial Bureau (except in cases prescribed under the proviso of Act No. 27-8(11), information on the correction notice that is related to the details shown on the public notice of the commencement of the Tender Offer shall immediately be announced by the method prescribed under Cabinet Order No. 20. Furthermore, the Tender Offer Statement is to be corrected immediately, and a correction shall be made by delivering a corrected Tender Offer Statement to accepting shareholders to whom the Tender Offer Statement has already been delivered. However, if the scope of the correction is minor, the correction shall be made by preparing and delivering to the accepting shareholder a written document stating the reason for the correction, the corrected items and a description of the content after the correction is made.

7)	Method of disclosure of results of the Tender Offer

The results of the Tender Offer shall be announced by the method prescribed under Order No. 9-4 of the Enforcement Order and Cabinet Order 30-2 of the Cabinet Order the day after the final day of the Tender Offer Period.

8)	Other

The Tender Offer is not directly or indirectly conducted within the United States, conducted toward the United States, use United States Postal Service or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communications), or conducted through securities exchange facilities within the United States. The Tender Offer may not be tendered using the above methods and means, through the above facilities, or from within the United States.

Furthermore, the Tender Offer Notice and other related purchase documents concerning the Tender Offer shall not be sent or distributed to the United States, nor sent or distributed using postal or other methods within, to, or from the United States. Applications to the Tender Offer which violate the above restriction directly or indirectly shall not be tendered.

When applying to the Tender Offer, the accepting shareholder (in the case of a non-Japanese shareholder, its standing proxy) is required to make the following representations and warranties to the Tender Offer agent.

Accepting shareholders, etc., are not present in the United States either at the time of the tender, or at the time of the delivery of the Tender Offer Application Form. No information (including copies thereof) regarding the Tender Offer may be directly or indirectly received or sent within, to, or from the United States. Regarding the purchase or the execution and delivery of the Tender Offer Application Form, there are to be no direct or indirect uses of the United States Postal Service, or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communication), or securities exchange facilities within the United States. The accepting shareholder must not act as the agent, trustee or the mandatory of another party without that party’s discretionary power (excluding cases where said party gives all instructions regarding the purchase from outside the United States.).

(10)	Date of public notice of the commencement of the Tender Offer

Tuesday, January 31, 2012

(11)	Tender Offer agent

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

2-5-2 Marunouchi, Chiyoda-ku, Tokyo

3. Policies and future prospects subsequent to the Tender Offer

(1)	Policies subsequent to the Tender Offer

For information on policies, see “(1) Description of the Tender Offer,” “(3) Management Policy subsequent to the Tender Offer,” “(4) Plan for restructuring subsequent to the Tender Offer (the so-called Two-Step Acquisition)” and “(5) Expected de-listing and reasons thereof” under “1. Purpose of the Tender Offer” above.

(2)	Future prospects

The impact of the Tender Offer on the performance for the current fiscal year is currently under review, and shall be promptly disclosed hereafter if there is a need to revise performance forecasts arises or if matters that should be announced arise.

4. Other

(1)	The existence and description of any agreement between the Offeror and the Target Company or its officers and content of the agreement

1)	Agreement between the Offeror and the Target Company

According to the “Statement of Support for Tender Offer for Radishbo-ya Co., Ltd.’s Shares by NTT DOCOMO, INC.” released by the Target Company on January 30, 2012, the Target Company determined, upon comprehensively taking into account such matters as the merits of the Tender Offer and the significance of maintaining the listing of the Target Company’s shares, an attempt to achieve early accomplishment and maximize the synergy effects with the Target Company by becoming a subsidiary of the Target Company will lead to an improvement in the corporate value of Target Company and the Company and lasting development, and will contribute to the benefits of the respective stakeholders of both companies. In addition, at the Target Company’s Board of Directors’ meeting, the Board of Directors carried out prudent consultations and discussions on various conditions relating to the Transaction including the Tender Offer, in light of the stock valuation report and the explanation on the evaluation results provided by Nomura Securities Co., Ltd., a financial advisor acting as a third-party evaluation institution independent from the Company and the Target Company, legal advice from Mori Hamada & Matsumoto, and opinions and other relevant information from independent external auditors, and as a result, decided that the Tender Offer Price and other various conditions of the Tender Offer were appropriate for all the shareholders of the Target Company and that therefore, the Tender Offer would provide all the shareholders of the Target Company with a reasonable opportunity to dispose of their shares in the Target Company at a price equal to the average share price of the immediately preceding period (for the latest six months, for the latest three months, for the latest month, for the latest week), with a certain premium added thereto. As to the Stock Acquisition Rights, upon taking into account the facts that the Stock Acquisition Rights will not be able to be exercised upon the acquisition by the Company since they were issued as an incentive for the officers and employees of the Target Company, the holders are limited to the officers and employees of the Target Company and it is necessary to be a director or employee of the Target Company in order to exercise the Stock Acquisition Rights, as well as the fact that no opinion on valuation by an independent, unaffiliated expert was obtained, nor was any examination of the reasonableness of the acquisition price for the Stock Acquisition Rights conducted, the Target Company decided to defer to the respective holders of the Stock Acquisition Rights whether or not to subscribe to the Tender Offer.

Accordingly, at the Board of Directors’ meeting of the Target Company, held on January 30, 2012, the Target Company unanimously expressed its support for the Tender Offer and resolved to recommend that all the shareholders of the Target Company subscribe to the Tender Offer and, with regard to the Stock Acquisition Rights, to ask the holders of the Stock Acquisition Rights to determine whether or not to subscribe to the Tender Offer. All three auditors (including two external auditors) were present and indicated that they had no objection to the aforementioned resolution.

Moreover, the Company and the Target Company entered into the Tender Support Agreement on January 30, 2012. The details of the Tender Support Agreement are as follows:

•

Until the expiration of the Tender Offer Period, the Target Company shall maintain the Approval Resolution, and shall not pass any Board of Directors’ resolution revoking or changing the approval resolution. The foregoing, however, shall not apply where the Target Company reasonably decides it is objectively apparent that, if the Target Company maintains the resolution of approval, the directors of the Target Company will be deemed to be violating the due care of a prudent manager (zenryo naru kanrisha no chui gimu) in their capacity as directors.

•

From the date of execution of this Tender Support Agreement and onwards, the Target Company shall not, by way of execution of a tender offer or through any other method, solicit, suggest, offer or otherwise engage in any act that may induce, the acquisition of the Target Company’s shares, etc., by any person other than the Offeror, and with respect to the Tender Offer, shall not actively contact anyone who intends to execute a tender offer to any person other than the Offeror. The foregoing, however, shall not apply where the Target Company reasonably decides that, if the Target Company fails to engage in such solicitation, etc., the directors of the Target Company will be deemed to be violating the due care of a prudent manager.

•

The Target Company shall execute its business and manage and operate its property by using the due care of a prudent manager, and by following the ordinary business practice method substantially the same as had been used prior to the execution of this Tender Support Agreement, and shall obtain the Offeror’s prior written consent with respect to certain matters.

•

In the event that the Tender Offer is completed, the Target Company shall cause a few persons, who are designated by the Offeror, to participate as observers in the Target Company’s Board of Directors’ meetings, after the completion of the Tender Offer and until the time when a person designated by the Offeror are appointed as a director of the Target Company.

•

If the total number of the Target Company’s issued and outstanding shares subscribed is greater than 4,441,345 shares, and if the Offeror is unable to acquire the entirety of the Target Company’s shares through the Tender Offer, the Target Company shall provide the Offeror with the necessary cooperation to execute the procedures designated by the Offeror, to ensure that the Target Company’s shareholders are constituted only by the Offeror. The foregoing, however, shall not apply where, based on the subscription status of the Tender Offer, the number of shares held by the Offeror after the execution of the Tender Offer, or any other reason, the Target Company reasonably decides that, if the Target Company provides such cooperation, the directors of the Target Company will be deemed to be violating the due care of a prudent manager.

•

If the Tender Offer is completed, prior to a decision by the Target Company’s Board of Directors, the Target Company shall discuss in advance with the Offeror on the agenda proposed to an ordinary general shareholders’ meeting of the Target Company which is scheduled to be held in May 2012.

•

The Offeror shall respect the independence of the management of the subject of the Target Company, and if the Offeror finds that a transaction carried out by the Target Company will contribute to maintenance, improvement and the like of the corporate value of the Target Company, it will approve it.

•	If the Tender Offer is completed and if a need for financing arises for the Target Company, the Offeror shall cooperate to an extent that it determines reasonable.

Furthermore, as publicly announced, by the Target Company, in the release “Re: Fundamental Agreement Concerning Discussion on Capital Alliance and Business Alliance among NTT DOCOMO, Lawson and Radishbo-ya,” dated January 30, 2012, the Company reached a fundamental agreement with Lawson, Inc. and the Target Company, as of January 30, 2012, with respect to a business alliance and capital alliance premised on the success of the Tender Offer. If the Tender Offer is completed, in an effort to enter into a final agreement, the Company will thereafter consult and discuss with Lawson, Inc. and the Target Company regarding the following terms of alliance:

(i)	Investment in the Target Company by Lawson, Inc. in a range of no more than 20% in terms of the ownership ratio, for the purpose of further solidifying the realization of the collaborative relationship between the three companies (including a share transfer at the Tender Offer Price by the Offeror to Lawson, Inc. of a part of the Target Company’s common shares acquired through the Tender Offer (to the extent the ownership ratio of the Offeror is over 50%) after the Tender Offer, and in principle after the Offeror has converted the Target Company into its wholly-owned subsidiary, provided that approval necessary for internal procedures of Lawson, Inc. is obtained);

(ii)	With the premise of the aforementioned investment, dispatch a person from Lawson, Inc. to be the Representative Director and Vice President of the Target Company; and

(iii)	Streamline of distribution capabilities through, for example, joint construction of distribution centers by Lawson, Inc. and the Target Company, with an aim to merge know-how on mobile IT held by the Offeror and know-how on distribution held by Lawson, Inc. and the Target Company.

2)	Agreement between the Offeror and the Target Company’s Officers

Not applicable.

(2)	Other information considered necessary for investors to decide whether to apply for the Tender Offer

1)	Revision of Dividend Forecast

According to the “Notice Concerning the Revision of the Dividend Forecast and the Abolition of the Shareholder Special Benefit Plan” announced by the Target Company on January 30, 2012, at the meeting of the Board of Directors held on January 30, 2012, the Target Company revised the dividend forecast for the year ending February 2012, and resolved not to issue a year-end dividend for the year ending February 2012, and to abolish the shareholder special benefit plan from the year ending February 2013. Refer to the contents of the Target Company’s announcement for details.

2)	Fundamental Agreement Concerning Discussion on Business Alliance and Capital Alliance

As publicly announced, by the Target Company, in the release “Re: Fundamental Agreement Concerning Discussion on Business Alliance and Capital Alliance among NTT DOCOMO, Lawson and Radishbo-ya,” dated January 30, 2012, the Target Company reached a fundamental agreement with the Company and Lawson, Inc. as of January 30, 2012, with respect to a business alliance and capital alliance premised on the success of the Tender Offer, which includes the following terms of the alliance:

(i)	Investment in the Target Company by Lawson, Inc. in a range of no more than 20% in terms of the ownership ratio, for the purpose of further solidifying the realization of the collaborative relationship between the three companies (including a share transfer at the Tender Offer Price by the Offeror to Lawson, Inc. of a part of the Target Company’s common shares acquired through the Tender Offer (to the extent the ownership ratio of the Offeror is over 50%) after the Tender Offer, and in principle after the Offeror has converted the Target Company into its wholly-owned subsidiary, provided that approval necessary for internal procedures of Lawson, Inc. is obtained);

(ii)	With the premise of the aforementioned investment, dispatch a person from Lawson, Inc. to be the Representative Director and Vice President of the Target Company; and

(iii)	Streamline distribution capabilities through, for example, joint construction of distribution centers by Lawson, Inc. and the Target Company, with an aim to merge know-how on mobile IT held by the Offeror and know-how on distribution held by Lawson, Inc. and the Target Company.

For further information, please contact:

    Investor Relations Department

    Tel: +81-3-5156-1111

-END-

Please note that any person viewing the information contained within this Notice may be prohibited from purchasing shares in Radishbo-ya Co., Ltd. until 12 hours have elapsed from the announcement of the Notice (3:30 p.m., January 30, 2012 – the time announced on the Tokyo Stock Exchange’s Company Announcements Service) as a recipient of first-hand information in relation to insider trading regulations in accordance with the provisions of Article 167(3) of the Financial Instruments and Exchange Act and Article 30 of the Order for Enforcement of the Financial Instruments and Exchange Act. Please be aware that NTT DOCOMO, INC. and Radishbo-ya Co., Ltd. shall in no way be liable even if you are held responsible in criminal, civil or administrative proceedings due to such a purchase.

This Notice is for publicly announcing the Tender Offer, and was not prepared for the purpose of soliciting applications for sales or making applications for purchases in relation to the Tender Offer. To apply to make a sale, please make your own decision after reading the Tender Offer Statement concerning the Tender Offer.

This Notice is not an application for sales or an application for purchases of securities, nor does it constitute a part thereof, and the Notice (or part thereof) and its distribution do not form the grounds for any agreement related to the Tender Offer, and these may not be used as grounds when concluding an agreement.

The Notice contains information on future prospects based on the thought of management of NTT DOCOMO, INC. and Radishbo-ya Co., Ltd. The actual results may substantially deviate from these statements due to a number of factors.

All procedures related to the Tender Offer shall be conducted in Japanese unless otherwise stated. All or part of the documents related to the Tender Offer shall be prepared in English, but in the event of a discrepancy between the English document and the Japanese document, the Japanese document shall take precedence.

The Tender Offer is not directly or indirectly conducted within the United States or aimed at the United States, does not use United States Postal Service or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communication), and is not conducted through securities exchange facilities within the United States. The Tender Offer may not be tendered using the above methods and means, through the above facilities, or from within the United States. Furthermore, the Tender Offer Notice and any other related purchase documents concerning the Tender Offer shall not be not be sent or distributed and may not be sent or distributed use postal or other methods within, to, or from the United States. Applications to the Tender Offer which violate the above restriction directly or indirectly shall not be tendered.

There may be legal restrictions on the announcement or distribution of this Notice in some countries or regions. In such cases, please take note of such restrictions and observe the law of the country or region in question. If the Notice or a translation thereof is received in a country or region whether the implementation of the Tender Offer is illegal, this shall not constitute soliciting applications for sales or making applications for purchases in relation to the Tender Offer, and shall simply be deemed to be a document distributed as information.